AR/S

P.E.
12-31-01

RECD S.E.C.
MAR 1 2 2002
080

02020081

"ENHANCING SHAREHOLDER VALUE THROUGH EXEMPLARY CUSTOMER SERVICE."



2001 ANNUAL REPORT

PROCESSED
MAR 1 5 2002
THOMSON
FINANCIAL

UNION BANKSHARES CORPORATION

A UNION OF COMMUNITY BANKS

BUSINESS PROFILE

Union Bankshares Corporation is a multi-bank holding company committed to the delivery of financial services through affiliated independent community banks and financial services companies. The Company serves the Central and Northern Neck regions of Virginia through its banking subsidiaries, **Union Bank & Trust Company, Northern Neck State Bank, Rappahannock National Bank,** and **Bank of Williamsburg** and its non-bank companies, **Union Investment Services** and **Mortgage Capital Investors.**

The banking subsidiaries are Federal Reserve member banks whose deposits are insured by the Federal Deposit Insurance Corporation. Each is a full-service commercial bank offering commercial and consumer deposit accounts and loans, credit cards, automated teller machines, Internet Banking and many other services to its customers. Each is also independently operated by local management and boards of directors enabling them to be responsive to the needs of their communities. Through the consolidation of support functions including data processing, item processing, customer accounting, financial accounting, human resources, internal audit, credit administration and sales and marketing, the banks are able to provide their customers high quality products and services in a more efficient manner.

Through its 18 locations, Union Bank and Trust Company serves customers in a primary service area which extends from its headquarters in Bowling Green along the I-95 corridor from greater Fredericksburg to central Hanover County and east to King William County. Northern Neck State Bank serves the Northern Neck and Middle Peninsula regions through nine locations in this region. Rappahannock National Bank serves the community surrounding Washington, Virginia. The Bank of Williamsburg in its location at 5125 John Tyler Parkway serves the greater Williamsburg region and recently opened a loan production office in Newport News. Except for the Bank of Williamsburg, which opened in 1999, each of these banks have met the financial needs of their communities for over 95 years.

Union Investment Services is a full-service brokerage firm providing a wide variety of investment choices to customers throughout the Company's service area. Mortgage Capital Investors offers a full array of mortgage products to residents of our markets and outside markets through its origination offices. In addition, it offers insurance products through a joint venture, Union Insurance Group, L.L.C.

At December 31, 2001, Union Bankshares Corporation and subsidiaries had 427 employees, 2,264 shareholders of record, and assets totaling $983 million.

MISSION STATEMENT

"The primary mission of Union Bankshares Corporation and its subsidiaries is to enhance shareholder value by remaining a strong, independent financial services organization, providing exemplary customer service, a rewarding work environment for its employees and a growing return for its shareholders."

On the cover from left to right: Northern Neck State Bank customer Marty Mothershead with Vice President Rusty Brown; Union Bank & Trust customer Jackie Payne with Vice President David Bohmke; Alice Dix, Personal Banker at Northern Neck State Bank with customer Eugene Lewis; Union Bank & Trust customer Scott McDougle with Vice President Doug Ransone.

PRESIDENT'S LETTER


G. William Beale, President

Dear Shareholders:

Profits... Customer Service... Growth... People. These are the strengths of Union Bankshares Corporation. Like pieces of twine woven together to make a strong rope, the combination of people, customer service, profits, and growth are intertwined within Union Bankshares Corporation. They make for a strong organization built to create value for our shareholders.

Each of these four are so critical that without any one of them, our organization would suffer. Over the last eight years, we have worked to build a strong team within the holding company and each of our subsidiaries. Our team is focused on customer service, profits, and growth, the three characteristics that make up the remainder of our strength.

Customer service is at the forefront of what Union Bankshares Corporation's subsidiaries are about. This is how we differentiate ourselves in a business with products and services that people have come to view as commodities. We are in business to deliver high quality financial services in a high touch manner to our customers.

Union Bankshares companies are located in both high growth and low growth markets, yet we consistently outgrow our competitors due to the outstanding customer service we provide. Without growth, it is difficult to continue to deliver increased profits. Over the past few years many of the products and services that we offer, whether they be deposits, loans, mortgages, or investments, have become priced as commodities. This has caused our net interest margins and those of banks across the country to narrow. While it may seem very basic, increased profits can be achieved on narrowing margins, but only if there is growth in earning assets.


Exemplary customer service is what differentiates Union Bankshares Corporation from its competitors. Pictured are Susan Hartsook (left) from Union Bank & Trust's Kenmore branch and one of her customers, real estate agent Janel O'Malley.

Some years ago, Union Bankshares made investments in technology in conjunction with a corporate commitment to consolidate back office support services. We believed this was a way in which we could lower our costs of doing business and become more efficient by leveraging people and technology. We began seeing results of this investment in the year 2000. The financial performance of our organization continues to reflect our effective use of technology and the benefits of leveraging human resources through our back office consolidation. We have accomplished much, yet we still see opportunity for improvements in the coming years.

The community banking sector of Union Bankshares Corporation had an excellent year. Net profits for that sector of our business increased by 14%. Our banks saw deposit growth exceed loan growth for the first time in a number of years, reflecting the turmoil and uncertainty in the equity markets. Deposits grew by $91.6 million or 13%. On the asset side of the balance sheet, the Corporation's residential construction lending and commercial real estate lending continued to be strong. Other sectors reflected the downturn in the economy. Declines in mortgage rates saw customers refinance to products with longer maturities than those typically offered by our banks. Aggressive pricing, such as 0% interest, by automobile captive finance companies resulted in reduced consumer lending. We saw overall declines in our residential mortgage, commercial, and consumer automobile portfolios.


OUR NEW
INTERNET BANKING
IS AS FRIENDLY
TO USE AS
THE BANK ITSELF.

This newspaper ad, which was taken from one of our television commercials and part of a comprehensive campaign for our banks, is one way we conveyed the message that Internet Banking would improve customer service by making it more convenient to bank with us. Marge Perkins from Union Bank & Trust's Atlee branch is pictured.

During 2001, each of our banks introduced full service Internet Banking, with bill paying capabilities, to our retail deposit customers. Early in 2002, we will begin introducing Internet Banking and cash management services to our commercial deposit customers. Internet Banking continues our efforts to provide the best in modern banking delivered in a community bank wrapper. We want to be both big enough and small enough to meet our customers' financial needs.

The year 2002 will be a special year for Union Bank & Trust Company and Rappahannock National Bank. Both banks will be celebrating their 100th year of serving their community. Strong leadership and a community focus are characteristics that allowed these banks to survive the Great Depression, as well as more local economic downturns.



The community banking staff at Bank of Williamsburg's new loan production office in Newport News is dedicated to serving their customers. From left: Executive Vice President Bob Bailey, Vice President Mary Kenerley, Portfolio Administrator Stephanie Walter, and Vice President Margaret Cooper.

In connection with the recent acquisition of a community banking organization by a North Carolina super regional bank, Bank of Williamsburg (BOW) had the opportunity to hire three lenders and a portfolio administrator who wanted to continue their careers as full service community bankers. On January 2, 2002, BOW opened a loan production office in the Oyster Point area of Newport News, Virginia. While the opening of this office will represent a short-term drag on earnings, the loan volume generated by this new office is expected to enhance future earnings to BOW.

In late summer, Union Bank & Trust Company will open a branch in Thornburg, Virginia. The Thornburg location will deepen our presence in fast growing Spotsylvania County and fill a hole in our footprint along the rapidly developing US1/I-95 corridor.

REVENUE GROWTH


$50,000
40,000
30,000
20,000
10,000
0
(in thousands)
16,092
12,011
13,246
5,567
4,494
33,093
31,337
28,569
26,599
23,765
NONINTEREST INCOME
NET INTEREST INCOME
1997
1998
1999
2000
2001

Despite being closed for ten days following the September 11 terrorist attacks, Union Investment Services showed increased revenues and net profit for the year. Union Investments Services currently has three full-time investment advisors. During 2002, we expect to respond to customer demand and market growth by adding additional brokers to our network.

In last year's annual report, we spoke to the many initiatives we had undertaken at Mortgage Capital Investors to close offices, reduce overhead, and improve efficiencies. Mortgage Capital Investors earned $1.2 million for your company this year on $320 million in loan originations. We have compared these numbers with other bank owned mortgage companies and found that our performance was equal to or better than most. During 2001, as a result of the above initiatives and increased volumes, we saw the fixed costs of generating a loan drop to less than half the cost that was experienced in the year 2000 and the number of commissioned loan officers working for Mortgage Capital Investors more than doubled. While interest rates certainly worked in our favor, we are gratified that refinance volume represented only a third of our total business. Our mortgage business continues to focus on referrals from our bank employees and our long-standing relationships with builders and realtors. Mortgage Capital Investors, like our banks, is a strong advocate of customer service in meeting the needs of its client base. Again, in a price-sensitive business, value is added through knowledgeable people and a commitment to superior service.

The heyday of tech stocks seems a distant memory, except to those who heavily invested in that sector. Community bank stocks represent the antithesis of the high-flying tech stocks—value, stability, profits and dividends. As the technology stock bubble inflated, community bank stocks lost value for their shareholders and Union Bankshares lost more value than its peers. When the technology bubble burst, many investors returned to value stocks, like community banks.

In the year 2001, Union Bankshares was a come-back story. Our profits were much improved and exceeded those of many of our peers. The results were reflected in a 50% increase in our stock price, which exceeded that of the NASDAQ community bank sector, and many of our Virginia peers. Even into the first part of the year 2002, our stock price has continued to rise. I am sure this increase is particularly gratifying to each of you who purchased Union Bankshares stock when it was trading in the $10 and $11 range. I congratulate you on the astuteness of your investment.


60
50
40
30
20
10
0
-10
-20
-30
-40
-50
% Growth
UBSH
NASDAQ Bank Index
NASDAQ Index
Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb
2001
2002

Since the formation of Union Bankshares Corporation we have not wavered from our mission and although every endeavor has not worked out exactly as planned, we are poised for the future. Our expectation is that through internal growth,

Union Bankshares Corporation can reach $1.5 billion in assets within four years. We believe that we have the platform of people, markets, and infrastructure to achieve that growth. We also believe that the time is right for Union Bankshares Corporation to grow through acquisition. We will focus on entering growth markets and/or seeking affiliations with banks that offer a unique service or niche that compliments our organization.


$1,000,000
900,000
800,000
700,000
600,000
500,000
400,000
300,000
200,000
100,000
0
(in thousands)
983,097
881,961
821,827
733,947
615,716
ASSETS
784,084
692,472
646,866
607,629
489,256
DEPOSITS
600,164
580,790
543,367
479,822
399,351
LOANS
1997
1998
1999
2000
2001

On behalf of our employees and the Board, I would like to thank you for being interested and engaged shareholders. If you are not currently using one of our companies for your financial needs, I encourage you to do so. You will enjoy working with highly motivated people dedicated to providing exemplary customer service and enhancing the value of your ownership. Please remember that the best place to get accurate information about Union Bankshares is from your management. Our doors, telephones, and e-mails are always open.

Sincerely,

G. William Beale
President

QUARTERLY EARNINGS SUMMARY

	2001					2000				
	FOURTH	THIRD	SECOND	FIRST	TOTAL	FOURTH	THIRD	SECOND	FIRST	TOTAL
	(in thousands, except per share amounts)									
Interest income	$ 16,007	$ 16,477	$ 16,489	$ 16,603	**$ 65,576**	$ 16,680	$ 16,593	$ 16,228	$ 15,366	**$ 64,867**
Interest expense	7,203	8,083	8,531	8,666	**32,483**	8,765	8,703	8,382	7,680	**33,530**
Net interest income	8,804	8,394	7,958	7,937	**33,093**	7,915	7,890	7,846	7,686	**31,337**
Provision for loan losses	846	455	393	432	**2,126**	434	522	581	564	**2,101**
Net interest income after provision for loan losses	7,958	7,939	7,565	7,505	**30,967**	7,481	7,368	7,265	7,122	**29,236**
Noninterest income	4,323	4,067	4,089	3,613	**16,092**	3,168	3,163	3,219	2,461	**12,011**
Noninterest expenses	8,626	8,092	7,971	7,758	**32,447**	7,888	8,342	8,163	8,031	**32,424**
Income before income taxes	3,655	3,914	3,683	3,360	**14,612**	2,761	2,189	2,321	1,552	**8,823**
Income tax expense	569	877	797	690	**2,933**	373	292	427	131	**1,223**
Net income	$ 3,086	$ 3,037	$ 2,886	$ 2,670	**$ 11,679**	$ 2,388	$ 1,897	$ 1,894	$ 1,421	**$ 7,600**
Net income per share										
Basic	$ 0.41	$ 0.40	$ 0.38	$ 0.36	**$ 1.55**	$ 0.32	$ 0.25	$ 0.25	$ 0.19	**$ 1.01**
Diluted	$ 0.41	$ 0.40	$ 0.38	$ 0.35	**$ 1.55**	$ 0.32	$ 0.25	$ 0.25	$ 0.19	**$ 1.01**

SELECTED FINANCIAL DATA

UNION BANKSHARES CORPORATION AND SUBSIDIARIES

	2001	2000	1999	1998	1997
RESULTS OF OPERATIONS	*(dollars in thousands, except per share amounts)*				
Interest income	**$ 65,576**	$ 64,867	$ 55,636	$ 51,062	$ 44,821
Interest expense	**32,483**	33,530	27,067	24,463	21,057
Net interest income	**33,093**	31,337	28,569	26,599	23,764
Provision for loan losses	**2,126**	2,101	2,216	3,044	1,182
Net interest income after provision for loan losses	**30,967**	29,236	26,353	23,555	22,582
Noninterest income	**16,092**	12,011	13,246	5,567	4,495
Noninterest expenses	**32,447**	32,424	32,689	20,622	16,628
Income before income taxes	**14,612**	8,823	6,910	8,500	10,449
Income tax expense	**2,933**	1,223	636	1,678	2,283
Net income	**$ 11,679**	$ 7,600	$ 6,274	$ 6,822	$ 8,166
KEY PERFORMANCE RATIOS					
Return on average assets (ROA)	**1.27%**	0.88%	0.79%	1.00%	1.41%
Return on average equity (ROE)	**13.55%**	10.69%	8.74%	9.58%	12.80%
Efficiency ratio	**62.13%**	71.18%	74.50%	61.24%	56.20%
PER SHARE DATA					
Net income per share - basic	**$ 1.55**	$ 1.01	$ 0.84	$ 0.91	$ 1.10
Net income per share - diluted	**1.55**	1.01	0.84	0.91	1.09
Cash dividends declared	**0.46**	0.40	0.40	0.38	0.37
Book value at period-end	**11.82**	10.42	9.19	9.77	9.16
FINANCIAL CONDITION					
Total assets	**$ 983,097**	$ 881,961	$ 821,827	$ 733,947	$ 615,716
Total deposits	**784,084**	692,472	646,866	607,629	489,256
Total loans, net of unearned income	**600,164**	580,790	543,367	479,822	399,351
Stockholders' equity	**88,979**	78,352	68,794	73,359	68,427
ASSET QUALITY					
Allowance for loan losses	**$ 7,336**	$ 7,389	$ 6,617	$ 6,407	$ 4,798
Allowance as % of total loans	**1.22%**	1.27%	1.22%	1.33%	1.20%
OTHER DATA					
Market value per share at period-end	**$ 16.24**	$ 10.25	$ 14.75	$ 17.50	$ 21.94
Price to earnings ratio	**10.5**	10.1	17.6	19.2	19.9
Price to book value ratio	**137%**	98%	161%	179%	240%
Dividend payout ratio	**29.68%**	39.60%	42.62%	41.76%	32.73%
Weighted average shares outstanding, basic	**7,523,566**	7,508,238	7,473,869	7,489,873	7,455,369
Weighted average shares outstanding, diluted	**7,541,572**	7,513,000	7,498,000	7,516,000	7,482,000

RETAIL LOCATIONS


CLARKE
LOUDOUN
WARREN
Washington
ARLINGTON
FAIRFAX
MORTGAGE CAPITAL
BLUE RIDGE PKWY.
RNB
PRINCE WILLIAM
RAPPAHANNOCK
CULPEPER
MADISON
STAFFORD
Fredericksburg
MORTGAGE CAPITAL
KING GEORGE
SPOTSYLVANIA
ORANGE
WESTMORELAND
Montross
Bowling Green
CAROLINE
LOUISA
Warsaw
Tappahannock
RICHMOND
FLUVANNA
NORTHUMBERLAND
HANOVER
ESSEX
GOOCHLAND
LANCASTER
KING AND QUEEN
KING WILLIAM
HENRICO
Richmond
POWHATAN
CUMBERLAND
MIDDLESEX
NEW KENT
AMELIA
CHESTERFIELD
MATHEWS
GLOUCESTER
Williamsburg
PRINCE GEORGE
YORK
NOTTOWAY
NEWPORT NEWS
DINWIDDIE
SURRY
HAMPTON
ISLE OF WIGHT

Union Bank & Trust Company

www.unionbankandtrust.com

ASHLAND
U.S. Route 1 & Ashcake Road
302 Ashcake Road
Ashland, Virginia 23005
(804) 798-4488

ATLEE
10469 Atlee Station Road
Ashland, Virginia 23005
(804) 550-2300

BOWLING GREEN
211 North Main Street
Bowling Green, Virginia 22427
(804) 633-5031

BROCK ROAD
Brock Road and Route 3
11625 Brock Road
Spotsylvania, Virginia 22553
(540) 972-2958

CHANCELLOR
4210 Plank Road
Fredericksburg, Virginia 22407
(540) 786-2265

COLONIAL BEACH
840 McKinney Blvd.
Colonial Beach,VA 22443
(804) 224-0101

FALL HILL
2811 Fall Hill Avenue
Fredericksburg, Virginia 22401
(540) 372-7760

FALMOUTH
Cambridge & Layhill Road
622 Cambridge Street
Fredericksburg, Virginia 22405
(540) 374-1300

FOUR MILE FORK
4540 Lafayette Boulevard
Fredericksburg, Virginia 22408
(540) 898-5100

HANOVER COMMONS
9534 Chamberlayne Road
Mechanicsville, Virginia 23111
(804) 730-1700

KENMORE AVENUE
700 Kenmore Avenue
Fredericksburg, Virginia 22401
(540) 371-0108

KING GEORGE
10045 Kings Highway
King George, VA 22485
(540) 775-9300

LADYSMITH
U.S. Route 1
18048 Jefferson Davis Highway
Ruther Glen, Virginia 22546
(804) 448-3100

LEAVELLS
10415 Courthouse Road
Spotsylvania, Virginia 22553
(540) 898-2700

PORT ROYAL
U.S. Route 301
Port Royal, Virginia 22535
(804) 742-5546

MANQUIN
U.S. Route 360
3708 Richmond Tappahannock Highway
Manquin, Virginia 23106
(804) 769-3031

MASSAPONAX
Massaponax Church Road & U.S. Route 1
8520 Jefferson Davis Highway
Fredericksburg, Virginia 22407
(540) 891-0300

MECHANICSVILLE
610 Mechanicsville Turnpike
Mechanicsville, Virginia 23116
(804) 730-7055

Bank of Williamsburg

www.bankofwilliamsburg.com

5125 John Tyler Parkway
Williamsburg, Virginia 23187
(804) 229-5448

LOAN PRODUCTION OFFICE
610 Thimble Shoals Blvd, Suite 102
Newport News, Virginia 23606
(757) 599-0895

Northern Neck State Bank

www.nnsbva.com

BURGESS
15043 Northumberland Highway
Burgess, VA 22432
(804) 453-4181

KILMARNOCK
284 North Main Street
Kilmarnock, VA 22842
(804) 435-2681

MONTROSS
17191 Kings Hwy.
Montross, VA 22520
(804) 493-9301

REEDVILLE
876 Main Street
Reedville, VA 22539
(804) 453-4151

TAPPAHANNOCK
1649 Tappahannock Blvd.
Tappahannock, VA 22560
(804) 443-4361

WAL*MART IN TAPPAHANNOCK
1660 Tappahannock Blvd.
Tappahannock, VA 22560
(804) 443-9433

WARSAW - MAIN OFFICE
5839 Richmond Road
Warsaw, VA 22572
(804) 333-4066

WARSAW - TIME SQUARE
4256 Richmond Road
Warsaw, VA 22572
(804) 333-3019

WHITE STONE
485 Chesapeake Drive
White Stone, VA 22578
(804) 435-1626

RNB Rappahannock National Bank

www.rappahannockbank.com

257 Gay Street
Washington, Virginia 22747
(540) 675-3519

Mortgage Capital Investors, Inc.

www.mtgcap.com

CAMP SPRINGS
5835 Allentown Way
Camp Springs, MD 20748
(301) 449-7200

FREDERICK
3 Hillcrest Drive, #A100
Frederick, MD 21703
(301) 620-9100

FREDERICKSBURG
5440 Jefferson Davis Highway, #103
Fredericksburg, VA 22407
(540) 710-7830

GREENBELT
7501 Greenway Center Drive, #140
Greenbelt, MD 20770
(301) 982-0800

MYRTLE BEACH
7901 N. Ocean Boulevard
Myrtle Beach, SC 29572
(843) 449-8004

SPRINGFIELD
6571 Edsall Road
Springfield, VA 22151
(703) 941-0711

VIRGINIA BEACH
6330 Newtown Road, #211
Norfolk, VA 23502
(757) 481-0400

Union Investments

www.unioninvestments.com

ATLEE
(804) 550-7209

BOWLING GREEN
(804) 633-4489

FALL HILL
(540) 371-1000

DIRECTORS OF UNION BANKSHARES CORPORATION

Ronald L. Hicks
Chairman

W. Tayloe Murphy, Jr.
Vice Chairman

G. William Beale

Frank B. Bradley, III

Walton Mahon

M. Raymond Piland, III

Charles H. Ryland

A. D. Whittaker

William M. Wright



Seated on the left: M. Raymond Piland, III, and Walton Mahon. Standing from left to right: W. Tayloe Murphy, Jr., G. William Beale, William M. Wright, and Ronald L. Hicks. Seated at the table left to right are: A.D. Whittaker, Charles H. Ryland, and Frank B. Bradley, III



To describe Charles H. Ryland in a few words is difficult... attorney, historian, investor, loving husband, father, banker, and advisor are just some of the words that come to mind. Charles, a founding director of Union Bankshares Corporation, has decided not to stand for re-election to the Board at the 2002 Annual Meeting. Charles has been a valuable contributor and visionary while serving on your Board for the last eight years. He will continue to serve on the Board of Northern Neck State Bank, as he has for the 62 years since April 5, 1940.

DIRECTORY OF UNION BANKSHARES CORPORATION

UNION BANKSHARES CORPORATION

Officers

G. William Beale, *President & Chief Executive Officer*
D. Anthony Peay, *Senior Vice President, Chief Financial Officer & Corporate Secretary*
David S. Wilson, *Senior Vice President*
R. Tyler Ware, *Senior Vice President*
Elizabeth M. Bentley, *Vice President*
Joseph E. Brown, Jr., *Vice President*
Jeannette B. Burke, *Vice President*
Dawna D. Eacho, *Vice President*
Myles W. H. Gaythwaite, *Vice President*
John A. Lane, *Vice President*
Richard L. Love, *Controller*
Scott Q. Nininger, *Vice President*
George Washington, Jr., *Vice President*

Directors

Ronald L. Hicks, *Chairman*
W. Tayloe Murphy, Jr., *Vice Chairman*
G. William Beale
Frank B. Bradley, III
Walton Mahon
M. Raymond Piland, III
Charles H. Ryland
A. D. Whittaker
William M. Wright

UNION BANK & TRUST COMPANY

Officers

G. William Beale, *President & Chief Executive Officer*
John C. Neal, *Executive Vice President & Chief Operating Officer*
William H. Hutton, *Senior Vice President*
John M. Randolph, *Senior Vice President*
Michael L. Torosian, *Senior Vice President*
David K. Bohmke, *Vice President*
Sylvia C.Buffkin, *Vice President*
Charles T. Bullock, *Vice President*
David F. Clare, *Vice President*
Maria S. Franklin, *Vice President*
Charles H. Gravatt, *Vice President*
Sherry C. Gravatt, *Vice President*
C. Thomas Parcell, III, *Vice President*
Douglas M. Ransone, *Vice President*
Raymond C. Ratcliffe, Jr., *Vice President*
Gary A. Salinsky, *Vice President*

Directors

Ronald L. Hicks, *Chairman*
Walton Mahon, *Vice Chairman*
G. William Beale
John S. Cheadle
William B. Gallahan
Daniel I. Hansen
Michael N. Manns
John C. Neal
J. E. Small, III
A. D. Whittaker

Honorary Directors

Estelle H. Kay
Guy C. Lewis, Jr.
M. Raymond Piland, III
H. Ashton Taylor
R. F. Upshaw, Jr.

King George Advisory Board

Michael C. Mayo
E. R. Morris, Jr.
William Storke
A. B. Walker, Jr.
Patrick H. Ward, Jr.

NORTHERN NECK STATE BANK

Officers

N. Byrd Newton, *President & Chief Executive Officer*
Russell G. Brown, *Vice President*
William E. Harrison, *Vice President & Cashier*
Geneva B. Lowery, *Vice President & Assistant Secretary*
C. Wayne Penick, *Vice President*
Charles M. Sanford, Jr., *Vice President*
Gloria B. Smith, *Vice President & Secretary*

Directors

Shirley E. Bevans
Richard A. Farmar, Jr.
W. D. Gray
Edward L. Hammond
William H. Hughes
W. Tayloe Murphy, Jr.
N. Byrd Newton
Dexter C. Rumsey, III
Charles H. Ryland
Charles H. Williams, III
William M. Wright

Honorary Directors

William E. Bowen
Robert B. Delano
James V. Garland, Jr.
Thomas S. Herbert
Louis G. Packett

Lancaster/Northumberland Advisory Board

Robert E. Crowther, III
William B. Graham
Lloyd B. Hubbard
David Jones
Burton D. Reed, Jr.
H. Chilton Treakle, Sr.
Herbert E. Vaughan
Nancy T. Young

Essex Advisory Board

N. Page Ball
Charles P. Gilchrist III
Trent C. Taliaferro

RAPPAHANNOCK NATIONAL BANK

Officers

Michael T. Leake, *Executive Vice President & Chief Executive Officer*

Directors

Elisabeth J. Jones, *Chairman*
G. William Beale
Alphaeus F. Cannon
Michael T. Leake
Sharon G. Luke
Thomas B. Massie
Mary L. Payne
Thomas G. Taylor
George E. Williams

BANK OF WILLIAMSBURG

Officers

J. Michael Johnson, *President*
Robert L. Bailey, *Executive Vice President*
Margaret B. Cooper, *Vice President*
Kenneth M. Johnston, *Vice President*
Mary E. Kenerley, *Vice President*

Directors

Henry Aceto, Jr.
Robert L. Bailey
A. G. W. Christopher
Randall K. Cooper
L. Mark Griggs
J. Michael Johnson
Svein J. Lassen
Christopher A. Mayer
Alison Morrison
D. Anthony Peay
Thomas R. Tucker
Scott A. Wise

UNION INVESTMENT SERVICES

Officers

Bernard W. Mahon, Jr., *President*
Darryl Barnes, *Vice President*
Randall W. Vaughan, Jr., *Vice President*

Directors

G. William Beale, *Chairman*
Russell G. Brown
Myles W. H. Gaythwaite
Bernard W. Mahon, Jr.
Michael N. Manns
J. E. Small, III

MORTGAGE CAPITAL INVESTORS

Officers

Kevin P. Keegan, *President & Chief Executive Officer*
Patricia Schurtz, *Vice President*
Dennick M. Skeels, *Controller*

Directors

G. William Beale, *Chairman*
John S. Cheadle
Daniel I. Hansen
Ronald L. Hicks
Kevin P. Keegan
John C. Neal
D. Anthony Peay

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion provides information about the major components of the results of operations and financial condition, liquidity and capital resources of Union Bankshares Corporation and subsidiaries (the "Company" or "Union Bankshares"). This discussion and analysis should be read in conjunction with the Consolidated Financial Statements and the Notes to the Consolidated Financial Statements presented elsewhere in this Annual Report.

OVERVIEW

Union Bankshares Corporation's net income for 2001 totaled $11.7 million or $1.55 per share on a basic and diluted basis, up 53.7% from $7.6 million or $1.01 per share on a basic and diluted basis for 2000. Profitability as measured by return on average assets (ROA) for 2001 was 1.27% as compared to .88% a year earlier, while return on average equity (ROE) for 2001 was 13.55% as compared to 10.69% in 2000. Core profitability continued to improve as net interest income increased by 5.6% and noninterest income was up 34%.

Union Bankshares Corporation's financial performance in 2001 was significantly influenced by the effect of rapidly falling interest rates and general economic conditions. Net income for the community bank segment was $10.5 million, an increase of $1.3 million, or 13.8% over 2000. In the community bank segment, reductions in interest rates were offset by increases in volume and the repricing of deposits and reduction of other borrowings combined to increase net interest income. Net interest income increased $1.2 million or 3.9%, despite continued margin compression. Consolidation and centralization initiatives implemented in recent years continued to contribute to this increase, as technology and human resource efficiencies were realized. Noninterest expense in this sector increased only 1.7% while assets grew by over 11.2%. This ability to grow on a stable cost platform has allowed the Company to realize efficiencies from both internal growth and recent expansion activities. The Company continues to seek opportunities to expand its presence in strong growth markets.

The decline in interest rates in 2001 also stimulated mortgage loan originations and enhanced the financial performance of the Company's mortgage banking segment. Mortgage loan originations in 2001 totaled $320 million and the gains on the sales of those loans totaled $8.9 million, a 60.6% increase over 2000. Net income for the mortgage banking segment was $1.2 million, an improvement of $2.8 million over the $1.6 million loss in 2000. Contributing to this improvement were reductions in noninterest expense of $390,000 which reflect the impact of the closing of offices and consolidation of functions. The hiring of additional commission-based loan officers provided increased capacity to generate loans without increasing fixed operating expenses. Although declining rates led to increased production, refinanced mortgages represented only 30% of the mortgage segment's loan production in 2001. The Company continues to focus on developing and maintaining relationships with builders and realtors to generate loan referrals, not relying heavily on refinance business.

As net interest margins continue to tighten, the Company has continued to seek sources of noninterest income. Gains on sales of mortgage loans, fees for customer services and brokerage commissions from our investment subsidiary resulted in a 34.0% increase in noninterest income in 2001.

Assets grew to $983.1 million at December 31, 2001, up 11.5% from $882.0 million a year ago. Loans grew to $600.2 million, up 3.3% over year end 2000 totals reflecting uncertainty in the economy and slower loan demand. Deposits increased from $692.5 million at December 31, 2000 to $784.1 million at December 31, 2001, a 13.2% increase. The Company's capital position grew by 13.6%, from $78.4 million at December 31, 2000 to $89.0 million a year later and remains strong at 9.1% of total assets.

NET INTEREST INCOME

Net interest income which represents the principal source of earnings for the Company is the amount by which interest income exceeds interest expense. The net interest margin is net interest income expressed as a percentage of interest-earning assets. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, have a significant impact on the level of net interest income and the net interest margin.

During 2001, net interest income, on a taxable equivalent basis (which reflects the tax benefits of nontaxable investments), totaled $35.9 million, an increase of 4.9% from $34.2 million in 2000. The Company's net interest margin declined to 4.17% in 2001, as compared to 4.23% in 2000. The yield on earning assets decreased to 7.94% from 8.39% in 2000 while the cost of interest-bearing liabilities decreased from 4.80% in 2000 to 4.42% in 2001. Average interest-bearing liabilities increased by $35.3 million, or 5.0% while average earning assets grew by $53.1 million, or 6.6%. In 2001, deposits increased through both internal growth and a branch acquisition which brought $14.9 million in deposits. In addition, we believe many investors left the stock market and chose to maintain their liquidity in bank deposits. As loan demand slowed due to economic uncertainty, the banks' excess funds were invested in lower yielding assets (including securities and Federal funds sold), compressing the net interest margin. Despite this compression, the volume of earning assets more than offset the decline in rates, increasing net interest income by $1.7 million on a taxable equivalent basis.

During 2000, net interest income, on a taxable equivalent basis, totaled $34.2 million, an increase of 9.8% from $31.1 million in 1999. The Company's net interest margin declined to 4.23% in 2000, as compared to 4.27% in 1999. The yield on earning assets increased to 8.39% from 7.97% in 1999 while the cost of interest-bearing liabilities increased from 4.37% in 1999 to 4.80% in 2000. Average interest-bearing liabilities increased by $79.3 million, or 12.8% while average earning assets grew by $77.5 million, or 10.6%.

The following table shows interest income on earning assets and related average yields, as well as interest expense on interest-bearing liabilities and related average rates paid for the periods indicated. Some items were restated to conform to current year presentation.

AVERAGE BALANCES, INCOME AND EXPENSES, YIELDS AND RATES (TAXABLE EQUIVALENT BASIS)

	YEARS ENDED DECEMBER 31,								
	2001			2000			1999		
	AVERAGE BALANCE	INTEREST INCOME/ EXPENSE	YIELD/ RATE	AVERAGE BALANCE	INTEREST INCOME/ EXPENSE	YIELD/ RATE	AVERAGE BALANCE	INTEREST INCOME/ EXPENSE	YIELD/ RATE
				(dollars in thousands)					
ASSETS									
Securities:									
Taxable	$ 138,175	$ 9,125	6.60%	$121,826	$ 8,979	7.37%	$ 117,938	$ 7,567	6.42%
Tax-exempt(1)	91,538	7,039	7.69%	97,080	7,424	7.65%	89,211	6,945	7.78%
Total securities	229,713	16,164	7.04%	218,906	16,403	7.49%	207,149	14,512	7.01%
Loans, net	589,347	50,148	8.51%	573,989	50,300	8.76%	508,217	42,804	8.42%
Loans held for sale	25,862	1,559	6.03%	10,864	827	7.61%	10,306	620	6.02%
Federal funds sold	13,233	412	3.11%	2,607	118	4.53%	3,004	209	6.96%
Money market investments	1,116	23	2.06%	-	-	-	-	-	-
Interest-bearing deposits in other banks	1,154	37	3.21%	936	59	6.30%	1,165	56	4.81%
Total earning assets	860,425	68,343	7.94%	807,302	67,707	8.39%	729,841	58,201	7.97%
Allowance for loan losses	(7,725)			(7,488)			(7,270)		
Total non-earning assets	69,421			61,449			68,964		
Total assets	$ 922,121			$861,263			$ 791,535		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing deposits:									
Checking	$ 100,112	1,646	1.64%	$ 99,377	2,116	2.13%	$ 88,806	1,845	2.08%
Money market savings	67,680	1,838	2.72%	62,197	2,022	3.25%	63,452	2,070	3.26%
Regular savings	63,311	1,443	2.28%	56,992	1,367	2.40%	59,897	1,576	2.63%
Certificates of deposit:									
$100,000 and over	128,117	7,243	5.65%	108,740	6,251	5.75%	92,123	4,669	5.07%
Under $100,000	269,578	14,970	5.55%	258,162	14,756	5.72%	237,734	12,609	5.30%
Total interest-bearing deposits	628,798	27,140	4.32%	585,468	26,512	4.53%	542,012	22,769	4.20%
Other borrowings	105,284	5,343	5.07%	113,339	7,018	6.19%	77,497	4,298	5.55%
Total interest-bearing liabilities	734,082	32,483	4.42%	698,807	33,530	4.80%	619,509	27,067	4.37%
Noninterest bearing liabilities:									
Demand deposits	96,127			86,416			85,017		
Other liabilities	5,719			4,951			15,242		
Total liabilities	835,928			790,174			719,768		
Stockholders' equity	86,193			71,089			71,767		
Total liabilities and stockholders' equity	$ 922,121			$861,263			$ 791,535		
Net interest income		$ 35,860			$ 34,177			$ 31,134	
Interest rate spread			3.52%			3.59%			3.60%
Interest expense as a percent of average earning assets			3.78%			4.15%			3.71%
Net interest margin			4.17%			4.23%			4.27%

(1) Income and yields are reported on a taxable equivalent basis.

The following table summarizes changes in net interest income attributable to changes in the volume of interest-bearing assets and liabilities compared to changes in interest rates. Nonaccrual loans are included in average loans outstanding.

VOLUME AND RATE ANALYSIS* (TAXABLE EQUIVALENT BASIS)
(Dollars in thousands)

	YEARS ENDED DECEMBER 31,					
	2001 vs. 2000 INCREASE (DECREASE) DUE TO CHANGES IN:			2000 vs. 1999 INCREASE (DECREASE) DUE TO CHANGES IN:		
EARNING ASSETS:	VOLUME	RATE	TOTAL	VOLUME	RATE	TOTAL
Securities:						
Taxable	$ 1,134	$ (988)	$ 146	$ 257	$ 1,155	$ 1,412
Tax-exempt	(425)	40	(385)	603	(124)	479
Loans, net	1,327	(1,479)	(152)	5,711	1,785	7,496
Loans held for sale	936	(204)	732	35	172	207
Federal funds sold	341	(47)	294	(25)	(66)	(91)
Money market investments	11	12	23	-	-	-
Interest-bearing deposits in other banks	11	(33)	(22)	(12)	15	3
Total earning assets	3,335	(2,699)	636	6,569	2,937	9,506
INTEREST-BEARING LIABILITIES:						
Checking	15	(485)	(470)	225	46	271
Money market savings	168	(352)	(184)	(41)	(7)	(48)
Regular savings	146	(70)	76	(75)	(134)	(209)
CDs $100,000 and over	1,097	(105)	992	908	674	1,582
CDs < $100,000	641	(427)	214	1,128	1,019	2,147
Total interest-bearing deposits	2,067	(1,439)	628	2,145	1,598	3,743
Other borrowings	(474)	(1,201)	(1,675)	2,173	547	2,720
Total interest-bearing liabilities	1,593	(2,640)	(1,047)	4,318	2,145	6,463
Change in net interest income	$ 1,742	$ (59)	$ 1,683	$ 2,251	$ 792	$ 3,043

**The change in interest, due to both rate and volume, has been allocated to change due to volume and change due to rate in proportion to the relationship of the absolute dollar amounts of the change in each.*

INTEREST SENSITIVITY

An important element of earnings performance and the maintenance of sufficient liquidity is proper management of the interest sensitivity gap. *The interest sensitivity gap is the difference between interest sensitive assets and interest sensitive liabilities in a specific time interval.* This gap can be managed by repricing assets or liabilities, which are variable rate instruments, by replacing an asset or liability at maturity or by adjusting the interest rate during the life of the asset or liability. Matching the amounts of assets and liabilities maturing in the same time interval helps to hedge interest rate risk and to minimize the impact of rising or falling interest rates on net interest income.

The Company determines the overall magnitude of interest sensitivity risk and then formulates policies governing asset generation and pricing, funding sources and pricing, and off-balance sheet commitments. These decisions are based on management's expectations regarding future interest rate movements, the state of the national and regional economy, and other financial and business risk factors. The Company uses computer simulations to measure the effect of various interest rate scenarios on net interest income. This modeling reflects interest rate changes and the related impact on net interest income and net income over specified time horizons.

At December 31, 2001, the Company had $148.3 million more liabilities than assets subject to repricing within one year and was, therefore, in a liability-sensitive position. A liability-sensitive company's net interest margin and net interest income generally will be impacted favorably by declining interest rates, while that of an asset-sensitive company generally will be impacted favorably by increasing interest rates. At December 31, 2000, the Company had $246.0 million more liabilities than assets subject to repricing within one year.

Although the gap report shows the Company to be liability-sensitive, computer simulation shows the Company's net interest income tends to increase when interest rates rise and fall when interest rates decline. The explanation for this is that interest rate changes affect bank products differently. For example: if the prime rate changes by 1.0% (100 basis points or bps), the change on certificates of deposit may only be around 0.75% (75 bps), while other interest bearing deposit accounts may only change 0.1% (10 bps). Also, despite their fixed terms, loan products are often refinanced as rates decline but rarely refinanced as rates rise. In 2001, with rapidly declining rates, the market moved from an inverted yield curve to a more normal curve by year end. Assets repriced early in the year while liabilities repriced later in the year resulting in a modest increase in net interest income.

EARNINGS SIMULATION ANALYSIS

Management uses simulation analysis to measure the sensitivity of net interest income to changes in interest rates. The model calculates an earnings estimate based on current and projected balances and rates. This method is subject to the accuracy of the assumptions that underlie the process, but it provides a better analysis of the sensitivity of earnings to changes in interest rates than other analysis such as the static gap analysis discussed above.

Assumptions used in the model are derived from historical trends and management's outlook and include loan and deposit growth rates and projected yields and rates. All maturities, calls and prepayments in the securities portfolio are assumed to be reinvested in like instruments. Mortgage loans and mortgage backed securities prepayment assumptions are based on industry estimates of prepayment speeds for portfolios with similar coupon ranges and seasoning. Different interest rate scenarios and yield curves are used to measure the sensitivity of earnings to changing interest rates. Interest rates on different asset and liability accounts move differently when the prime rate changes and are reflected in the different rate scenarios.

The following table represents the interest rate sensitivity on net interest income for the Company using different rate scenarios:

CHANGE IN PRIME RATE	% CHANGE IN NET INTEREST INCOME
+200 basis points	7.6%
Flat	0
-200 basis points	-8.4%

MARKET VALUE SIMULATION

Market value simulation is used to calculate the estimated fair value of assets and liabilities over different interest rate environments. Market values are calculated based on discounted cash flow analysis. The net market value is the market value of all assets minus the market value of all liabilities. The change in net market value over different rate environments is an indication of the longer term repricing risk in the balance sheet. The same assumptions are used in the market value simulation as in the earnings simulation.

The following chart reflects the change in net market value over different rate environments:

CHANGE IN PRIME RATE	CHANGE IN NET MARKET VALUE (DOLLARS IN THOUSANDS)
+200 basis points	$-287
+100 basis points	-158
Flat	0
-100 basis points	-40
-200 basis points	-42

NONINTEREST INCOME

Declining net interest margins and interest rate pressures have prompted banks to continually seek supplemental sources of revenue. The Company has focused on providing quality customer service and collecting fees commensurate with that service. In addition, Union Investment Services and Mortgage Capital Investors provide significant noninterest income to the Company. Noninterest income increased by 34.0% from $12.0 million in 2000 to $16.1 million in 2001. This increase is primarily due to a $3.3 million increase in gains on sales of loans, which rose from $5.5 million in 2000 to $8.9 million in 2001. The growth in mortgage originations stimulated by declining interest rates led to this increase. In addition, other operating income was up from $498,000 in 2000 to $906,000 in 2001. This rise was principally the result of increases in the cash surrender value of bank owned life insurance. Other service charges, commissions and fees income was up $325,000 from $2.2 million in 2000 as brokerage fees and ATM fees continued to grow. Service charges on deposits rose slightly from $3.6 million to $3.7 million.

In 2000, noninterest income decreased by 9.3% from $13.2 million in 1999 to $12.0 million in 2000. This decrease was largely attributable to a $2.1 million decrease in gains on sales of loans, which declined from $7.6 million in 1999 to $5.5 million in 2000 as mortgage originations declined. A $545,000 increase in service charges on deposits and a $447,000 increase in other service charges, commissions and fees (including a $227,000 increase in brokerage fees from Union Investment Services) offset much of this decline.

In the third quarter of 2000, the Company restructured its securities portfolio, selling lower-yielding securities to invest in higher-yielding instruments and resulting in a loss of $1.1 million. In the same quarter, the Company completed the termination of its defined benefit plan resulting in a $1.1 million gain. In connection with the termination of the defined benefit plan, the Company redirected a portion of the expense of the prior plan to enhance the existing compensation of employees to be more competitive with the market. The net impact of these two nonrecurring transactions on noninterest income was minimal.

NONINTEREST EXPENSES

Noninterest expenses totaled $32.4 million in 2001, flat versus $32.4 million in 2000. Salaries and benefits were $19.1 million in 2001, up $373,000 or 2.0% compared to $18.7 million in 2000. The increase in mortgage loan production and gains on loan sales within the mortgage segment resulted in an increase of $1.2 million in commission compensation but this was largely offset by a decrease in salaries of $700,000. This reflects reductions in staffing related to the closing of mortgages offices and severance payments in 2000. The community bank segment's salaries and benefits expenses were flat year to year. Occupancy expenses were $2.2 million, down $121,000 over $2.3 million in 2000. Equipment expense was down slightly at $2.9 million versus $3.0 million in 2000. Other operating expense was $8.3 million down slightly compared to $8.4 million in 2000. This was the result of professional fees being down while marketing, other taxes and other expenses rose. Much of these cost efficiencies are attributable to the consolidation of virtually all back office functions and the Company's investment in technology.

Noninterest expenses totaled $32.4 million in 2000, down .8% versus $32.7 million in 1999. Much of this decline was related to declines in 2000 mortgage production, and nonrecurring conversion and expansion costs in 1999. Most of the increase in 2000 expenses over 1999 was the result of a full year of expenses from MCI and the impact of a full year of depreciation and amortization for new equipment and systems.

LOAN PORTFOLIO

Loans, net of unearned income, totaled $600.2 million at December 31, 2001, an increase of 3.3% over $580.8 million at December 31, 2000. Loans secured by real estate represent the Company's largest category, comprising 68.8% of the total loan portfolio at December 31, 2001. Of this total, single-family, residential loans, not including home equity lines, comprised 28.2% of the total loan portfolio at December 31, 2001, down slightly from 30.5% in 2000. Loans secured by commercial real estate comprised 25.8% of the total loan portfolio at December 31, 2001, as compared to 24.1% in 2000, and consist principally of commercial and industrial loans where real estate constitutes a secondary source of collateral. The Company attempts to reduce its exposure to the risk of the local real estate markets by limiting the aggregate size of its commercial real estate portfolio, and by making such loans primarily on owner-occupied properties. Real estate construction loans accounted for 9.7% of total loans outstanding at December 31, 2001. The Company's charge-off rate for all loans secured by real estate has historically been low.

LOAN PORTFOLIO

	DECEMBER 31,				
	2001	2000	1999	1998	1997
			(in thousands)		
Commercial	$ 70,739	$ 74,261	$ 67,649	$ 61,678	$ 45,541
Loans to finance agriculture production and other loans to farmers	4,075	2,793	3,015	2,595	1,590
Real estate:					
Real estate construction	57,940	33,560	33,218	38,128	28,206
Real estate mortgage:					
Residential (1-4 family)	169,426	177,282	179,246	155,843	125,205
Home equity lines	24,474	20,049	20,987	18,737	21,061
Multi-family	3,418	4,666	4,592	3,979	1,905
Commercial (1)	155,093	139,737	120,490	108,063	93,568
Agriculture	2,497	2,859	2,373	2,536	2,292
Total real estate	412,848	378,153	360,906	327,286	272,237
Loans to individuals:					
Consumer	94,620	107,876	102,713	79,492	77,505
Credit card	4,140	4,958	4,346	3,232	2,682
Total loans to individuals	98,760	112,834	107,059	82,724	80,187
All other loans	14,048	13,507	5,855	6,559	879
Total loans	600,470	581,548	544,484	480,842	400,434
Less unearned income	306	758	1,117	1,020	1,083
Total net loans	$ 600,164	$ 580,790	$ 543,367	$ 479,822	$ 399,351

(1) This category generally consists of commercial and industrial loans where real estate constitutes a secondary source of collateral.

The Company's consumer loan portfolio, its second largest category, consists principally of installment loans. Total loans to individuals for household, family and other personal expenditures totaled 15.8% of total loans at December 31, 2001, down from 18.6% in 2000. The increased competition for automobile loans including zero percent financing by automobile companies impacted this portfolio significantly in 2001. Commercial loans secured by non-real estate business assets comprised 11.8% of total loans at the end of 2001, a slight decrease from 12.8% at the end of 2000. Loans to the agricultural industry totaled less than 1.0% of the loan portfolio in each of the last five years.

REMAINING MATURITIES OF SELECTED LOANS

At December 31, 2001 *(in thousands)*		VARIABLE RATE			FIXED RATE			
	Within 1 year	1 to 5 years	After 5 years	Total	1 to 5 years	After 5 years	Total	Total maturities
Commercial	$ 38,249	435	-	435	27,858	4,197	32,055	$ 70,739
Real Estate Construction	$ 53,475	476	-	476	2,987	1,002	3,989	$ 57,940

Loans, net of unearned income, totaled $580.8 million at December 31, 2000, an increase of 6.9% over $543.4 million at December 31, 1999, fueled largely by commercial real estate and commercial loan growth.

The Company is focused on providing community-based financial services and discourages the origination of portfolio loans outside of its principal trade area. The Company maintains a policy not to originate or purchase loans to foreign entities or loans classified by regulators as highly leveraged transactions. To manage the growth of the real estate loans in the loan portfolio, facilitate asset/liability management and generate additional fee income, the Company sells a portion of conforming first mortgage residential real estate loans to the secondary market as they are originated. Mortgage Capital Investors serves as a mortgage brokerage operation, selling the majority of its loan production in the secondary market or selling loans to the affiliated banks which meet the banks' current asset/liability management needs. This venture has provided the banks' customers with enhanced mortgage products and the Company with improved efficiencies through the consolidation of this function.

ASSET QUALITY - ALLOWANCE/PROVISION FOR LOAN LOSSES

The allowance for loan losses represents management's estimate of the amount adequate to provide for potential losses inherent in the loan portfolio. Among other factors, management considers the Company's historical loss experience, the size and composition of the loan portfolio, the value and adequacy of collateral and guarantors, non-performing credits and current and anticipated economic conditions. There are additional risks of future loan losses which cannot be precisely quantified nor attributed to particular loans or classes of loans. Because those risks include general economic trends as well as conditions affecting individual borrowers, the allowance for loan losses is an estimate. The allowance is also subject to regulatory examinations and determination as to adequacy, which may take into account such factors as the methodology used to calculate the allowance and size of the allowance in comparison to peer companies identified by regulatory agencies.

Management maintains a list of loans which have a potential weakness that may need special attention. This list is used to monitor such loans and is used in the determination of the sufficiency of the Company's allowance for loan losses. As of December 31, 2001, the allowance for loan losses was $7.3 million, or 1.22% of total loans as compared to $7.4 million, or 1.27% in 2000. The provision for loan losses was $2.1 million in both 2001 and 2000.

The allowance for loan losses as of December 31, 2000 was $7.4 million, or 1.27% of total loans as compared to $6.6 million, or 1.22% in 1999. The provision for loan losses in 2000 totaled $2.1 million as compared to $2.2 million in 1999.

ALLOWANCE FOR LOAN LOSSES	DECEMBER 31,				
	2001	2000	1999 *(dollars in thousands)*	1998	1997
Balance, beginning of year	$ **7,389**	$ 6,617	$ 6,407	$ 4,798	$ 4,612
Loans charged-off:					
Commercial	**1,716**	777	1,544	597	247
Real estate	**3**	48	62	34	4
Consumer	**880**	825	746	1,078	958
Total loans charged-off	**2,599**	1,650	2,352	1,709	1,209
Recoveries:					
Commercial	**154**	16	12	126	8
Real estate	**15**	10	8	18	49
Consumer	**251**	295	326	130	156
Total recoveries	**420**	321	346	274	213
Net loans charged-off	**2,179**	1,329	2,006	1,435	996
Provision for loan losses	**2,126**	2,101	2,216	3,044	1,182
Balance, end of year	$ **7,336**	$ 7,389	$ 6,617	$ 6,407	$ 4,798
Ratio of allowance for loan losses to total loans outstanding at end of year	**1.22%**	1.27%	1.22%	1.33%	1.20%
Ratio of net charge-offs to average loans outstanding during year	**0.37%**	0.23%	0.40%	0.32%	0.27%

Union Bankshares maintains a general allowance for loan losses and does not allocate its allowance for loan losses to individual categories for management purposes. The table below shows an allocation among loan categories based upon analysis of the loan portfolio's composition, historical loan loss experience, and other factors and the ratio of the related outstanding loan balances to total loans.

ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

December 31:	2001		2000		1999		1998		1997	
	ALLOWANCE	PERCENT	ALLOWANCE	PERCENT	ALLOWANCE	PERCENT	ALLOWANCE	PERCENT	ALLOWANCE	PERCENT
					(dollars in thousands)					
Commercial, financial and agriculture	$ 2,846	12.5%	$ 3,369	13.3%	$ 3,215	13.0%	$ 3,382	13.4%	$ 2,433	11.8%
Real Estate Construction	2,205	9.7%	1,467	5.8%	1,511	6.1%	2,007	7.9%	1,299	7.1%
Real estate mortgage	383	59.1%	406	59.3%	264	59.7%	189	60.3%	166	61.1%
Consumer & other	1,902	18.7%	2,147	21.6%	1,627	21.2%	829	18.4%	900	20.0%
	$ 7,336	100.0%	$ 7,389	100.0%	$ 6,617	100.0%	$ 6,407	100.0%	$ 4,798	100.0%

(Percent is loans in category divided by total loans.)

NONPERFORMING ASSETS

Nonperforming assets were $1.7 million at December 31, 2001, down from $2.5 million at December 31, 2000. Non-accrual loans increased from $830,000 in 2000 to $915,000 in 2001 and foreclosed properties were down from $844,000 in 2000 to $639,000 in 2001.

NONPERFORMING ASSETS	DECEMBER 31, 2001	2000	1999	1998	1997
	(dollars in thousands)				
Nonaccrual loans	$ 915	$ 830	$ 1,487	$ 2,813	$ 2,244
Foreclosed properties	639	844	1,113	1,101	1,746
Real estate investment	129	867	903	730	1,050
Total nonperforming assets	$ 1,683	$ 2,541	$ 3,503	$ 4,644	$ 5,040
Loans past due 90 days and accruing interest	$ 2,757	$ 1,531	$ 980	$ 2,979	$ 2,675
Nonperforming assets to year-end loans, foreclosed properties and real estate investment	0.28%	0.44%	0.64%	0.97%	1.26%
Allowance for loan losses to nonaccrual loans	801.75%	890.24%	444.99%	227.73%	213.81%

As of December 31, 2001, nonperforming assets include approximately $129,000 representing an investment in income-producing property and included in other assets. This property consists of 2 single family homes which are either rented or listed for sale and are located near Fredericksburg, Virginia. The Company had previously acquired a limited interest in this property through settlement of a loan and, in 1996, acquired the remaining ownership and control from the general partner. The carrying value of this investment in real estate is supported by residential appraisals of the homes which are being sold in an orderly manner, and management expects no loss on this investment. Because the initial downpayment on many of these houses was insufficient to qualify for full accrual sale treatment, they are being carried as nonaccrual loans until such time as the borrowers' investment in the property exceeds the required threshold. In 2000, this asset consisted of 11 homes. In 2001, 9 of the homes were sold at a modest gain and this investment is down to 2 homes.

Most of the nonperforming assets are secured by real estate within the Company's trade area. Based on the estimated fair values of the related real estate, management considers these amounts to be recoverable, with any individual deficiency considered in the allowance for loan losses.

At December 31, 2000, nonperforming assets totaled $2.5 million, down from $3.5 million at December 31, 1999. Nonaccrual loans decreased by $657,000 in 2000 while other real estate owned declined by $269,000.

SECURITIES

At December 31, 2001, all $257.1 million of the Company's securities were classified as available for sale, as compared to $210.3 million at December 31, 2000. Investment securities which totaled $5.5 million at December 31, 2000 were transferred to the available for sale classification as permitted in the implementation of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" in 2001.

At December 31, 2000, $210.3 million, or over 97%, of the Company's securities were classified as available for sale, as compared to $201.7 million at December 31, 1999.

The Company seeks to diversify its portfolio to minimize risk and to maintain a large amount of securities issued by states and political subdivisions due to the tax benefits such securities provide. It also purchases mortgage backed securities because of the reinvestment opportunities from the cashflows and the higher yield offered from these securities. The investment portfolio has a high percentage of municipals and mortgage backed securities which is the main reason for the high taxable equivalent yield the portfolio attains compared to its peers. The Company does not have any derivative or hedging activities.

MATURITIES OF INVESTMENT SECURITIES AND SECURITIES AVAILABLE FOR SALE

	DECEMBER 31, 2001				
	1 YEAR OR LESS	1-5 YEARS	5-10 YEARS	OVER 10 YEARS & EQUITY SECURITIES	TOTAL
	(dollars in thousands)				
U.S. Government and agency securities:					
Amortized cost	$ 750	$ 7,110	$ 867	$ -	$ 8,727
Fair value	754	7,036	877	-	8,667
Weighted average yield(1)	5.59%	3.61%	3.97%		3.82%
Mortgage backed securities:					
Amortized cost	$ -	$ 3,313	$ 18,400	$ 56,176	$ 77,889
Fair value	-	3,440	18,508	57,012	78,960
Weighted average yield(1)		7.04%	5.79%	6.46%	6.33%
Municipal bonds:					
Amortized cost	$ 2,380	$ 21,502	$ 22,491	$ 52,972	$ 99,345
Fair value	2,408	22,209	23,262	53,128	101,007
Weighted average yield(1)	7.07%	7.19%	7.40%	6.98%	7.12%
Other securities:					
Amortized cost	$ -	$ 36,771	$ -	$ 31,206	$ 67,977
Fair value	-	36,962	-	31,466	68,428
Weighted average yield(1)		4.87%	-	8.08%	6.34%
Total securities:					
Amortized cost	$ 3,130	$ 68,696	$ 41,758	$ 140,354	$ 253,938
Fair value	3,162	69,647	42,647	141,606	257,062
Weighted average yield(1)	6.72%	5.57%	6.62%	7.02%	6.56%

(1) Yields on tax-exempt securities have been computed on a tax-equivalent basis.

DEPOSITS

Total deposits grew $91.6 million or 13.2% in 2001 with deposits in existing branches accounting for most of that growth. The Company also acquired about $14.9 million in deposits from another institution through the purchase of a branch in the 4th quarter of 2001. Increased competition for customer deposits continues to be a challenge for the Company and the Company continues to focus on customer relationships and delivery of financial products and services to those customers.

Total deposits increased from $692.5 million at December 31, 2000 to $784.1 million at December 31, 2001. Over this same period, average interest-bearing deposits were $628.8 million, or 7.4% over the 2000 average of $585.5 million. A $30.8 million increase in certificates of deposit, a $6.3 million increase in savings and a $5.4 million increase in money market accounts represent the majority of the increase in average deposits. In 2001, the Company's lowest cost source of funds, noninterest-bearing demand deposits increased by a total of $18.8 million helping to reduce the overall cost of funds. On an average balance basis, demand deposits were up $9.7 million compared to 2000. The Company has no brokered deposits.

AVERAGE DEPOSITS AND RATES PAID

	YEARS ENDED DECEMBER 31,					
	2001		2000		1999	
	AMOUNT	RATE	AMOUNT	RATE	AMOUNT	RATE
	(dollars in thousands)					
Noninterest-bearing demand deposits	$ 96,127	-	$ 86,416	-	$ 85,017	-
Interest-bearing deposits:						
NOW accounts	100,112	1.64%	99,377	2.13%	88,806	2.08%
Money market accounts	67,680	2.72%	62,197	3.25%	63,452	3.26%
Savings accounts	63,311	2.28%	56,992	2.40%	59,897	2.63%
Time deposits of $100,000 and over	128,117	5.65%	108,740	5.75%	92,123	5.07%
Other time deposits	269,578	5.55%	258,162	5.72%	237,734	5.30%
Total interest-bearing	628,798	4.32%	585,468	4.53%	542,012	4.20%
Total average deposits	$ 724,925		$ 671,884		$ 627,029	

MATURITIES OF CERTIFICATES OF DEPOSIT OF $100,000 AND OVER

	WITHIN 3 MONTHS	3 - 6 MONTHS	6 - 12 MONTHS	OVER 12 MONTHS	TOTAL	PERCENT OF TOTAL DEPOSITS
			(dollars in thousands)			
At December 31, 2001	$ 30,098	$ 27,050	$ 22,343	$ 54,138	$ 133,629	17.04%

Total deposits grew from $646.9 million at December 31, 1999 to $692.5 million at December 31, 2000. Over this same period, average interest-bearing deposits were $585.5 million, or 8.0% over the 1999 average of $542.0 million.

CAPITAL RESOURCES

Capital resources represent funds, earned or obtained, over which financial institutions can exercise greater or longer control in comparison with deposits and borrowed funds. The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to size, composition, and quality of the Company's resources and consistency with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and to absorb potential losses, yet allow management to effectively leverage its capital to maximize return to shareholders.

The Federal Reserve, along with the Comptroller of the Currency and the Federal Deposit Insurance Corporation, has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighed categories. The minimum ratio of qualifying total assets is 8.0%, of which 4.0% must be Tier 1 capital, consisting of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain goodwill items. The Company had a ratio of total capital to risk-weighted assets of 12.16% and 11.82% on December 31, 2001 and 2000, respectively. The Company's ratio of Tier 1 capital to risk-weighted assets was 11.14% and 10.72% at December 31, 2001 and 2000, respectively. Both of these ratios exceeded the fully phased-in capital requirements in 2001 and 2000.

The Company's strategic plan includes a targeted equity to asset ratio between 8% and 9%.

ANALYSIS OF CAPITAL

	DECEMBER 31, 2001	2000	1999
	(dollars in thousands)		
Tier 1 capital:			
Common stock	$ 15,052	$ 15,033	$ 14,976
Surplus	446	403	163
Retained earnings	71,419	63,201	58,603
Total equity	86,917	78,637	73,742
Less: core deposit intangibles/goodwill	(6,924)	(6,295)	(6,569)
Total Tier 1 capital	79,993	72,342	67,173
Tier 2 capital:			
Allowance for loan losses	7,336	7,389	6,617
Total Tier 2 capital	7,336	7,389	6,617
Total risk-based capital	$ 87,329	$ 79,731	$ 73,790
Risk-weighted assets	$ 718,225	$ 674,687	$ 604,525
Capital ratios:			
Tier 1 risk-based capital ratio	11.14%	10.72%	11.11%
Total risk-based capital ratio	12.16%	11.82%	12.21%
Tier 1 capital to average adjusted total assets	8.35%	8.46%	8.35%
Equity to total assets	9.05%	8.88%	8.37%

LIQUIDITY

Liquidity represents an institution's ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest bearing deposits with banks, Federal funds sold, investments and loans maturing within one year. The Company's ability to obtain deposits and purchase funds at favorable rates determines its liability liquidity. As a result of the Company's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Company maintains overall liquidity which is sufficient to satisfy its depositors' requirements and to meet it customers' credit needs.

At December 31, 2001, cash and cash equivalents and securities classified as available for sale were 30.1% of total assets, compared to 26.4% at December 31, 2000. Asset liquidity is also provided by managing loan and securities maturities and cash flows.

Additional sources of liquidity available to the Company include its capacity to borrow additional funds when necessary. The subsidiary banks maintain Federal funds lines with several regional banks totaling approximately $60.5 million at December 31, 2001. At year end 2001, the banks had outstanding $41.1 million of borrowings pursuant to securities sold under agreements to repurchase transactions with a maturity of one day. The Company also had a line of credit with the Federal Home Loan Bank of Atlanta for $140 million at December 31, 2001.

RECENT ACCOUNTING PRONOUNCEMENTS

In July 2001, the Financial Accounting Standards Board issued two statements - Statement 141, Business Combinations, and Statement 142, Goodwill and Other Intangible Assets, which will impact the accounting for goodwill and other intangible assets. Statement 141 eliminates the pooling method of accounting for business combinations and requires all such combinations be accounted for by the purchase method of accounting. This statement also requires that intangible assets that meet certain criteria be reported separately from goodwill and that negative goodwill arising from a business combination be recorded as an extraordinary gain. Statement 142 eliminates the amortization of goodwill and other intangibles that are determined to have an indefinite life. The Statement requires, at a minimum, annual impairment tests for goodwill and other intangible assets that are determined to have an indefinite life.

Upon adoption of these Statements, an organization is required to re-evaluate goodwill and other intangible assets that arose from business combinations entered into before July 1, 2001. If the recorded other intangibles assets do not meet the criteria for recognition, they should be classified as goodwill. Similarly, if there are other intangible assets that meet the criteria for recognition but were not separately recorded from goodwill, they should be reclassified from goodwill. An organization also must reassess the useful lives of intangible assets and adjust the remaining amortization periods accordingly. Any negative goodwill must be written-off.

The standards generally are required to be implemented by the Company in its 2002 financial statements. The Company had core deposit premiums, net of amortization of $6,093,000 and goodwill, net of amortization of $864,000 at December 31, 2000. Under the new accounting requirement, the core deposit amount will continue to be amortized, while the goodwill will be subject to impairment analysis and potential write-down on an annual basis. Core deposit amortization in 2001 totaled $487,000. Goodwill amortization in 2001 was $117,000.

In June 2001, the Financial Accounting Standards Board issued Statement 143, Accounting for Asset Retirement Obligations. This Statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and associated retirement costs. This Statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Statement is not expected to have a material effect on the Company's financial statements.

In August 2001, the Financial Accounting Standards Board issued Statement 144, Accounting for the Impairment or Disposal of Long-Lived Assets. The Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets. This Statement is effective for financial statements issued for fiscal years and interim periods beginning after December 15, 2001. The Statement is not expected to have a material effect on the Company's financial statements.

FORWARD-LOOKING STATEMENTS

Certain statements in this report may constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Company believes that its expectations with respect to certain forward-looking statements are based upon reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results, performance or achievements of the Company will not differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including, but not limited to, the effects of and changes in: general economic conditions, the interest rate environment, legislative and regulatory requirements, competitive pressures and new products and delivery systems.

INDEPENDENT AUDITOR'S REPORT

Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

INDEPENDENT AUDITOR'S REPORT

To the Stockholders and Directors
Union Bankshares Corporation
Bowling Green, Virginia

We have audited the accompanying consolidated balance sheets of Union Bankshares Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the years ended December 31, 2001, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Mortgage Capital Investors, a consolidated subsidiary, which statements reflect total assets and revenue constituting 5% and 13%, respectively, in 2001, 2% and 8%, respectively, in 2000 and 11% of revenues in 1999, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for Mortgage Capital Investors, is based solely on the report of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of the other auditors, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Union Bankshares Corporation and Subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years ended December 31, 2001, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia

January 16, 2002

CONSOLIDATED BALANCE SHEETS

UNION BANKSHARES CORPORATION AND SUBSIDIARIES
DECEMBER 31, 2001 AND 2000
(dollars in thousands)

ASSETS	2001	2000
Cash and cash equivalents:		
Cash and due from banks	$ 28,769	$ 22,174
Interest-bearing deposits in other banks	462	315
Money market investments	2,023	-
Federal funds sold	7,661	380
Total cash and cash equivalents	38,915	22,869
Securities available for sale, at fair value	257,062	210,312
Investment securities, at amortized cost		
Fair value of $5,528 in 2000	-	5,465
Total securities	257,062	215,777
Loans held for sale	43,485	16,472
Loans, net of unearned income	600,164	580,790
Less allowance for loan losses	7,336	7,389
Net loans	592,828	573,401
Bank premises and equipment, net	19,191	20,077
Other real estate owned	768	1,701
Other assets	30,848	31,664
Total assets	$ 983,097	$ 881,961

LIABILITIES AND STOCKHOLDERS' EQUITY	2001	2000
Noninterest-bearing demand deposits	$ 110,913	$ 92,067
Interest-bearing deposits:		
NOW accounts	112,940	96,751
Money market accounts	79,176	62,438
Savings accounts	72,897	56,540
Time deposits of $100,000 and over	133,629	121,548
Other time deposits	274,529	263,128
Total interest-bearing deposits	673,171	600,405
Total deposits	784,084	692,472
Securities sold under agreement to repurchase	41,083	25,114
Other short-term borrowings	-	6,000
Long-term borrowings	62,731	74,023
Other liabilities	6,220	6,000
Total liabilities	894,118	803,609
Commitments and contingencies		
Stockholders' equity:		
Common stock, $2 par value. Authorized 24,000,000 shares; issued and outstanding, 7,525,912 shares in 2001 and 7,516,534 shares in 2000	15,052	15,033
Surplus	446	403
Retained earnings	71,419	63,201
Accumulated other comprehensive income (loss)	2,062	(285)
Total stockholders' equity	88,979	78,352
Total liabilities and stockholders' equity	$ 983,097	$ 881,961

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

UNION BANKSHARES CORPORATION AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(dollars in thousands, except per share amounts)

	2001	2000	1999
Interest and dividend income :			
Interest and fees on loans	$ 51,333	$ 50,811	$ 43,220
Interest on Federal funds sold	412	118	209
Interest on interest-bearing deposits in other banks	37	59	56
Interest on money market investment	23	-	-
Interest and dividends on securities:			
Taxable	9,125	8,979	7,567
Nontaxable	4,646	4,900	4,584
Total interest and dividend income	65,576	64,867	55,636
Interest expense:			
Interest on deposits	27,140	26,512	22,769
Interest on short-term borrowings	1,200	2,451	1,010
Interest on long-term borrowings	4,143	4,567	3,288
Total interest expense	32,483	33,530	27,067
Net interest income	33,093	31,337	28,569
Provision for loan losses	2,126	2,101	2,216
Net interest income after provision for loan losses	30,967	29,236	26,353
Noninterest income:			
Service charges on deposit accounts	3,665	3,623	3,078
Other service charges, commissions and fees	2,488	2,163	1,716
Gains (losses) on securities transactions, net	125	(957)	16
Gains on sales of loans	8,857	5,516	7,581
Gains on sales of other real estate owned and bank premises, net	51	81	312
Gains on termination of pension plan	-	1,087	-
Other operating income	906	498	543
Total noninterest income	16,092	12,011	13,246
Noninterest expenses:			
Salaries and benefits	19,102	18,729	18,844
Occupancy expenses	2,179	2,300	2,149
Furniture and equipment expenses	2,859	2,956	2,411
Other operating expenses	8,307	8,439	9,285
Total noninterest expenses	32,447	32,424	32,689
Income before income taxes	14,612	8,823	6,910
Income tax expense	2,933	1,223	636
Net income	$ 11,679	$ 7,600	$ 6,274
Earnings per share, basic and diluted	$ 1.55	$ 1.01	$ 0.84

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

UNION BANKSHARES CORPORATION AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

(dollars in thousands, except per share amounts)

	COMMON STOCK	SURPLUS	RETAINED EARNINGS	ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)	COMPREHENSIVE INCOME (LOSS)	TOTAL
Balance - December 31, 1998	$15,015	$ 311	$ 55,690	$ 2,343		$ 73,359
Comprehensive (loss):						
Net income - 1999			6,274		$ 6,274	6,274
Unrealized holding losses arising during the period (net of tax, $3,761)					(7,280)	
Reclassification adjustment for gains included in net income (net of tax, $5)					(11)	
Other comprehensive income (net of tax, $3,756)				(7,291)	(7,291)	(7,291)
Total comprehensive (loss)					$ (1,017)	
Cash dividends - 1999 ($.40 per share)			(2,994)			(2,994)
Issuance of common stock under Dividend Reinvestment Plan (22,257 shares)	45	291				336
Stock repurchased under Stock Repurchase Plan (104,912 shares)	(210)	(1,705)				(1,915)
Discretionary transfer of retained earnings to surplus		367	(367)			-
Issuance of common stock under Incentive Stock Option Plan (400 shares)	1	4				5
Issuance of common stock for services rendered (1,200 shares)	2	18				20
Issuance of common stock in exchange for net assets in acquisition (61,490 shares)	123	877				1,000
Balance - December 31, 1999	$14,976	$ 163	$ 58,603	$ (4,948)		$ 68,794
Comprehensive income:						
Net income - 2000			7,600		$ 7,600	7,600
Unrealized holding gains arising during the period (net of tax, $2,077)					4,031	
Reclassification adjustment for losses included in net income (net of tax, $325)					632	
Other comprehensive income (net of tax, $2,402)				4,663	4,663	4,663
Total comprehensive income					$ 12,263	
Cash dividends - 2000 ($.40 per share)			(3,002)			(3,002)
Issuance of common stock under Dividend Reinvestment Plan (35,092 shares)	70	276				346
Stock repurchased under Stock Repurchase Plan (30,300 shares)	(61)	(269)				(330)
Issuance of common stock under Incentive Stock Option Plan (5,040 shares)	10	23				33
Issuance of common stock for services rendered (1,200 shares)	2	10				12
Issuance of common stock in exchange for net assets in acquisition (17,673 shares)	36	200				236
Balance - December 31, 2000	$15,033	$ 403	$ 63,201	$ (285)		$ 78,352
Comprehensive income:						
Net income - 2001			11,679		$ 11,679	11,679
Unrealized holding gains arising during the period (net of tax, $1,251)					2,430	
Reclassification adjustment for gains included in net income (net of tax, $42)					(83)	
Other comprehensive income (net of tax, $1,209)				2,347	2,347	2,347
Total comprehensive income					$ 14,026	
Cash dividends - 2001 ($.46 per share)			(3,461)			(3,461)
Issuance of common stock under Dividend Reinvestment Plan (26,330 shares)	53	350				403
Stock repurchased under Stock Repurchase Plan (38,158 shares)	(76)	(521)				(597)
Issuance of common stock for services rendered (1,600 shares)	3	22				25
Issuance of common stock in exchange for net assets in acquisition (19,606 shares)	39	192				231
Balance - December 31, 2001	$15,052	$ 446	$ 71,419	$ 2,062		$ 88,979

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

UNION BANKSHARES CORPORATION AND SUBSIDIARIES
YEARS ENDING DECEMBER 31, 2001, 2000 AND 1999

(dollars in thousands)

	2001	2000	1999
Operating activities:			
Net income	$ 11,679	$ 7,600	$ 6,274
Adjustments to reconcile net income to net cash and cash equivalents provided by (used in) operating activities:			
Depreciation of bank premises and equipment	1,961	1,898	1,683
Amortization	1,460	1,117	1,082
Provision for loan losses	2,126	2,101	2,216
(Gains) losses on securities transactions, net	(125)	957	(16)
Origination of loans held for sale	(319,893)	(155,523)	(65,076)
Proceeds from sale of loans held for sale	292,880	145,731	58,396
Gains on sales of other real estate owned and fixed assets, net	(51)	(81)	(312)
Deferred income tax expense (benefit)	209	(226)	(397)
Other, net	654	(17,044)	8,236
Net cash and cash equivalents provided by (used in) operating activities	(9,100)	(13,470)	12,086
Investing activities:			
Purchases of investment securities	-	-	(199)
Proceeds from maturities of investment securities	-	4,109	3,697
Purchases of securities available for sale	(86,605)	(39,657)	(77,484)
Proceeds from sales of securities available for sale	1,886	26,147	14,259
Proceeds from maturities of securities available for sale	46,756	11,000	13,387
Net increase in loans	(18,888)	(38,822)	(65,862)
Purchases of bank premises and equipment	(1,085)	(1,443)	(1,732)
Proceeds from sales of bank premises and equipment	30	491	-
Proceeds from sales of other real estate owned	906	384	300
Acquisition of branch, net of cash acquired	10,552	-	-
Net cash and cash equivalents used in investing activities	(46,448)	(37,791)	(113,634)
Financing activities:			
Net increase (decrease) in noninterest-bearing deposits	16,719	13,019	(2,281)
Net increase in interest-bearing deposits	59,853	32,587	41,518
Net increase (decrease) in short-term borrowings	9,969	(8,045)	19,683
Proceeds from long-term borrowings	-	26,000	26,500
Repayment of long-term borrowings	(11,292)	(6,397)	(405)
Cash dividends paid	(3,461)	(3,002)	(2,994)
Issuance of common stock	403	379	341
Purchase of common stock	(597)	(330)	(1,915)
Net cash and cash equivalents provided by financing activities	71,594	54,211	80,447
Increase (decrease) in cash and cash equivalents	16,046	2,950	(21,101)
Cash and cash equivalents at beginning of year	22,869	19,919	41,020
Cash and cash equivalents at end of year	$ 38,915	$ 22,869	$ 19,919
Supplemental Disclosure of Cash Flow Information			
Cash payments for:			
Interest	$ 32,926	$ 33,184	$ 27,566
Income taxes	2,460	1,376	1,840
Supplemental schedule of noncash investing and financing activities:			
Loan balances transferred to foreclosed properties	-	70	311
Unrealized gain (loss) on securities available for sale	3,556	7,065	(11,047)
Issuance of common stock in exchange for net assets in acquisition	231	236	1,000
Issuance of common stock for services rendered	25	12	20
Transfer of investment securities to securities available for sale	$ 5,465	$ -	$ -

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

UNION BANKSHARES CORPORATION AND SUBSIDIARIES
YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accounting policies and practices of Union Bankshares Corporation and subsidiaries (the "Company") conform to accounting principles generally accepted in the United States of America and to general practice within the banking industry. Major policies and practices are described below:

(A) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Union Bankshares Corporation and its wholly-owned subsidiaries. Union Bankshares Corporation is a bank holding company that owns all of the outstanding common stock of its banking subsidiaries, Union Bank and Trust Company, Northern Neck State Bank, Rappahannock National Bank, and Bank of Williamsburg and of Union Investment Services. Mortgage Capital Investors ("MCI") is a wholly owned subsidiary of Union Bank and Trust Company. All significant intercompany balances and transactions have been eliminated. The accompanying consolidated financial statements for prior periods reflect certain reclassifications in order to conform with the 2001 presentation.

(B) INVESTMENT SECURITIES AND SECURITIES AVAILABLE FOR SALE

When securities are purchased, they are classified as investment securities when management has the intent and the Company has the ability to hold them to maturity. Investment securities are carried at cost, adjusted for amortization of premiums and accretion of discounts.

Securities classified as available for sale are those debt and equity securities that management intends to hold for an indefinite period of time, including securities used as part of the Company's asset/liability strategy, and that may be sold in response to changes in interest rates, liquidity needs or other similar factors. Securities available for sale are recorded at estimated fair value. The net unrealized gains or losses on securities available for sale, net of deferred taxes, are included in accumulated other comprehensive income (loss) in stockholders' equity.

Purchased premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of held to maturity and available for sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. Gains and losses on the sale of securities are recorded on the trade date and are determined using the specific identification method.

(C) LOANS HELD FOR SALE

Loans originated and intended for sale in the secondary market are carried at the lower of cost or estimated fair value, determined in the aggregate based on sales commitments to permanent investors or on current market rates for loans of similar quality and type. In addition, the Company requires a firm purchase commitment from a permanent investor before a loan can be closed, thus limiting interest rate risk. As a result, loans held for sale are stated at fair value. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

(D) LOANS

The Company grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by mortgage loans throughout its market area. The ability of the Company's debtors to honor their contracts is dependent upon the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances adjusted for charge-offs, the allowance for loan losses, and any deferred fees or costs on originated loans. Interest income is accrued on the unpaid principal balance. Loan origination fees, net of certain direct origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection or principal and interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income if it is from current period or charged against allowance if it is from a prior period. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

(E) ALLOWANCE FOR LOAN LOSSES

The provision for loan losses charged to operations is an amount sufficient to bring the allowance for loan losses to an estimated balance that management considers adequate to absorb potential losses in the portfolio. Loans are charged against the allowance when management believes the collectibility of the principal is unlikely. Recoveries of amounts previously charged off are credited to the allowance. Management's determination of the adequacy of the allowance is based on an evaluation of the composition of the loan portfolio, the value and adequacy of collateral, current economic conditions, historical loan loss experience, and other risk factors. Management believes that the allowance for loan losses is adequate. While management uses available information to recognize losses on loans, future additions to the allowance may be necessary based on changes in economic conditions, particularly those affecting real estate values. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the Company to recognize additions to the allowance based on their judgments about information available to them at the time of their examination.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value, and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company generally does not separately identify individual consumer and residential loans for impairment disclosures.

(F) BANK PREMISES AND EQUIPMENT

Bank premises and equipment is stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using either the straight-line or accelerated method based on the type of asset involved. It is the policy of the Company to capitalize additions and improvements and to depreciate the cost thereof over their estimated useful lives. Maintenance, repairs and renewals are expensed as they are incurred.

(G) INTANGIBLE ASSETS

Core deposit intangibles are included in other assets and are being amortized on a straight-line basis over the period of expected benefit, which ranges from 10 to 15 years. Core deposits, net of amortization, amounted to $6,093,000 and $5,306,000 at December 31, 2001 and 2000, respectively. Other assets also includes goodwill, which is being amortized on a straight-line basis over the period of expected benefit, approximately ten years. Goodwill, net of amortization, totaled $864,000 and $989,000 at December 31, 2001 and 2000, respectively.

(H) INCOME TAXES

Deferred income tax assets and liabilities are determined using the liability (or balance sheet) method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

(I) OTHER REAL ESTATE OWNED

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets.

(J) CONSOLIDATED STATEMENTS OF CASH FLOWS

For purposes of reporting cash flows, the Company defines cash and cash equivalents as cash, due from banks, interest-bearing deposits in other banks, money market investments and Federal funds sold.

(K) EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing net income by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options and are determined using the treasury stock method.

(L) COMPREHENSIVE INCOME (LOSS)

Comprehensive income (loss) represents all changes in equity of an enterprise that result from recognized transactions and other economic events of the period. Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under generally accepted accounting principles are included in comprehensive income but excluded from net income, such as unrealized gains and losses on certain investments in debt and equity securities.

(M) USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the valuation of foreclosed real estate and deferred tax assets.

(N) ADVERTISING COSTS

The Company follows the policy of charging the cost of advertising to expense as incurred. Total advertising costs included in other operating expenses for 2001, 2000 and 1999 was $1,046,000, $805,000 and $786,000, respectively.

2 INVESTMENT SECURITIES AND SECURITIES AVAILABLE FOR SALE

The amortized cost, gross unrealized gains and losses and estimated fair value of securities available for sale at December 31, 2001 and 2000 are summarized as follows (in thousands):

	2001			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED (LOSSES)	ESTIMATED FAIR VALUE
U.S. government and agency securities	$ 8,727	$ 43	$ (103)	$ 8,667
Obligations of states and political subdivisions	99,345	2,215	(553)	101,007
Corporate and other bonds	63,022	834	(369)	63,487
Mortgage-backed securities	77,889	1,267	(196)	78,960
Federal Reserve Bank stock	648	-	-	648
Federal Home Loan Bank stock	3,783	-	-	3,783
Other securities	524	4	(18)	510
	$ 253,938	$ 4,363	$ (1,239)	$ 257,062

	2000			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED (LOSSES)	ESTIMATED FAIR VALUE
U.S. government and agency securities	$ 19,995	$ -	$ (476)	$ 19,519
Obligations of states and political subdivisions	94,324	1,955	(620)	95,659
Corporate and other bonds	29,643	62	(1,318)	28,387
Mortgage-backed securities	61,944	315	(351)	61,908
Federal Reserve Bank stock	706	-	-	706
Federal Home Loan Bank stock	3,783	-	-	3,783
Other securities	349	14	(13)	350
	$ 210,744	$ 2,346	$ (2,778)	$ 210,312

The amortized cost, gross unrealized gains and losses and estimated fair value of investment securities at December 31, 2000 are summarized as follows (in thousands):

	2000			
	AMORTIZED COST	GROSS UNREALIZED GAINS	GROSS UNREALIZED (LOSSES)	ESTIMATED FAIR VALUE
U.S. government and agency securities	$ 900	$ -	$ -	$ 900
Obligations of states and political subdivisions	4,342	64	(1)	4,405
Corporate and other bonds	223	-	-	223
	$ 5,465	$ 64	$ (1)	$ 5,528

The amortized cost and estimated fair value (in thousands) of securities available for sale at December 31, 2001, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	SECURITIES AVAILABLE FOR SALE	
	AMORTIZED COST	ESTIMATED FAIR VALUE
Due in one year or less	$ 3,154	$ 3,185
Due after one year through five years	68,672	69,623
Due after five years through ten years	41,758	42,647
Due after ten years	135,399	136,666
	248,983	252,121
Federal Reserve Bank stock	648	648
Federal Home Loan Bank stock	3,783	3,783
Other securities	524	510
	$ 253,938	$ 257,062

Securities with an amortized cost of approximately $66,212,000 and $74,706,000 at December 31, 2001 and 2000 were pledged to secure public deposits, repurchase agreements and for other purposes.

Sales of securities available for sale produced the following results for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	2001	2000	1999
Proceeds	$ 1,886	$ 26,147	$ 14,259
Gross realized gains	$ 129	$ 147	$ 20
Gross realized (losses)	(4)	(1,104)	(4)
Net realized gains (losses)	$ 125	$ (957)	$ 16
Tax provision (benefit) applicable to the net realized gains and losses	$ 43	$ (325)	$ 5

As permitted under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," the Company transferred investment securities with a book value of $5,465,000 and a market value of $5,528,000 to securities available for sale as of January 1, 2001.

3 LOANS

Loans are stated at their face amount, net of unearned income, and consist of the following at December 31, 2001 and 2000 (in thousands):

	2001	2000
Mortgage loans on real estate:		
Residential 1-4 family	$ 154,099	$ 162,184
Commercial	155,093	139,737
Construction	57,940	33,560
Second mortgages	15,327	15,098
Equity lines of credit	24,474	20,049
Multifamily	3,418	4,666
Agriculture	2,497	2,859
Total real estate loans	412,848	378,153
Commercial Loans	70,739	74,261
Consumer installment loans		
Personal	94,620	107,876
Credit cards	4,140	4,958
Total consumer installment loans	98,760	112,834
All other loans and agriculture loans	18,123	16,300
Gross loans	600,470	581,548
Less unearned income on loans	306	758
Loans, net of unearned income	$ 600,164	$ 580,790

At December 31, 2001 and 2000, the recorded investment in loans which have been identified as impaired loans, in accordance with Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (SFAS 114), totaled $1,011,000 and $1,002,000, respectively. The valuation allowance related to impaired loans on December 31, 2001 and 2000 is $215,000 and $252,000, respectively. At December 31, 2001, 2000 and 1999, the average investment on impaired loans was $1,202,000, $755,000 and $1,579,000, respectively. The amount of interest income recorded by the Company during 2001, 2000 and 1999 on impaired loans was approximately $49,000, $31,000 and $12,000, respectively.

There were no nonaccrual loans excluded from impaired loan disclosure at December 31, 2001. Nonaccrual loans excluded from impaired loan disclosure amounted to $348,000 at December 31, 2000. If interest on these loans had been accrued, such income would have approximated $27,000 for 2000.

4 ALLOWANCE FOR LOAN LOSS

Activity in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 is summarized below (in thousands):

	2001	2000	1999
Balance, beginning of year	$ 7,389	$ 6,617	$ 6,407
Provision charged to operations	2,126	2,101	2,216
Recoveries credited to allowance	420	321	346
Total	9,935	9,039	8,969
Loans charged off	2,599	1,650	2,352
Balance, end of year	$ 7,336	$ 7,389	$ 6,617

5 BANK PREMISES AND EQUIPMENT

Bank premises and equipment as of December 31, 2001 and 2000 are as follows (in thousands):

	2001	2000
Land	$ 4,753	$ 4,860
Land improvements and buildings	15,441	14,694
Leasehold improvements	507	517
Furniture and equipment	13,325	13,071
Construction in progress	100	114
	34,126	33,256
Less accumulated depreciation and amortization	14,935	13,179
Bank premises and equipment, net	$ 19,191	$ 20,077

Depreciation expense for 2001, 2000 and 1999 was $1,961,000, $1,898,000, and $1,683,000 respectively. Future minimum rental payments required under non-cancelable operating leases that have initial or remaining terms in excess of one year as of December 31, 2001 are approximately $439,500 for 2002, $450,100 for 2003, $397,300 for 2004, $323,400 for 2005, $292,900 for 2006, and $1,990,000 thereafter. Rental expense for years ended December 31, 2001, 2000 and 1999 totaled $1,110,000, $1,158,000, and $980,000 respectively.

6 DEPOSITS

The aggregate amount of time deposits in denominations of $100,000 or more at December 31, 2001 and 2000 was $133,629,000 and $121,548,000, respectively. At December 31, 2001, the scheduled maturities of time deposits are as follows (in thousands):

2002	$ 245,296
2003	54,889
2004	60,751
2005	25,631
2006	20,862
Thereafter	729
	$ 408,158

7 BORROWINGS

Short-term borrowings consist of the following at December 31, 2001 and 2000 (dollars in thousands):

	2001	2000
Securities sold under agreements to repurchase	$ 41,083	$ 25,114
Other short-term borrowings	-	6,000
Total	$ 41,083	$ 31,114
Weighted interest rate	1.37%	5.61%
Average for the year ended December 31:		
Outstanding	$ 41,746	$ 27,519
Interest rate	3.26%	5.76%
Maximum month-end outstanding	$ 41,083	$ 47,033

Short-term borrowings consist of securities sold under agreements to repurchase which are secured transactions with customers and generally mature the day following the date sold. Short-term borrowings also include Federal funds purchased, which are unsecured overnight borrowings from other financial institutions, and advances from the Federal Home Loan Bank of Atlanta, which are secured by mortgage-related assets. The carrying value of the loans pledged as collateral for FHLB advances total $136 million at December 31, 2001.

At December 31, 2001, the Company's fixed-rate long-term debt totals $59,875,000 and matures through April 25, 2011. The interest rate on the fixed-rate note payable ranges from 5.22% to 6.61%. At December 31, 2000, the Company had fixed-rate long-term debt totaling $63,025,000, maturing through 2010. The interest rate on the notes payable ranged from 5.13% to 6.61% at December 31, 2000.

At December 31, 2001, the Company's floating-rate long-term debt totals $2,856,000 and matures through September 30, 2005. The floating rates are based on the 30 day LIBOR plus 95 basis points. The interest rate on floating-rate long-term debt ranged from 3.06% to 7.73% during 2001. At December 31, 2000, the Company had floating-rate long-term debt totaling $10,998,000.

The contractual maturities of long-term debt are as follows (in thousands):

	2001 FIXED RATE	2001 FLOATING RATE	2001 TOTAL
Due in 2002	$ 150	$ 762	$ 912
Due in 2003	150	762	912
Due in 2004	12,575	762	13,337
Due in 2005	-	570	570
Due in 2006	-	-	-
Thereafter	47,000	-	47,000
Total long term debt	$ 59,875	$ 2,856	$ 62,731

The subsidiary banks maintain Federal funds lines with several regional banks totaling approximately $60.5 million at December 31, 2001. The Company also had a line of credit with the Federal Home Loan Bank of Atlanta for $140 million at December 31, 2001.

8 INCOME TAXES

Net deferred tax assets consist of the following components as of December 31, 2001 and 2000 (in thousands):

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 2,494	$ 2,512
Benefit plans	355	354
Other	458	617
Securities available for sale	-	147
Total deferred tax assets	3,307	3,630
Deferred tax liabilities:		
Depreciation	657	659
Other	240	205
Securities available for sale	1,062	-
Total deferred tax liabilities	1,959	864
Net deferred tax asset (included in other assets)	$ 1,348	$ 2,766

In assessing the realizability of deferred tax assets, management considers the scheduled reversal of temporary differences, projected future taxable income, and tax planning strategies. Management believes it is more likely than not the Company will realize its deferred tax assets and, accordingly, no valuation allowance has been established.

The provision for income taxes charged to operations for the years ended December 31, 2001, 2000 and 1999 consists of the following (in thousands):

	2001	2000	1999
Current tax expense	$ 2,724	$ 1,449	$ 1,033
Deferred tax expense (benefit)	209	(226)	(397)
Income tax expense	$ 2,933	$ 1,223	$ 636

The income tax provision differs from the amount of income tax determined by applying the U.S. Federal income tax rate to pretax income for the years ended December 31, 2001, 2000 and 1999, due to the following (in thousands):

	2001	2000	1999
Computed "expected" tax expense	$ 4,968	$ 3,000	$ 2,350
(Decrease) in taxes resulting from:			
Tax-exempt interest income	(1,555)	(1,395)	(1,485)
Other, net	(480)	(382)	(229)
Income tax expense	$ 2,933	$ 1,223	$ 636

Low income housing credits totaled $79,735, $72,425 and $72,425 for the years ended December 31, 2001, 2000 and 1999, respectively.

9 EMPLOYEE BENEFITS

The Company had a noncontributory, defined benefit pension plan covering all full-time employees. Termination of this plan was completed in 2000. Significant assumptions used in determining net periodic pension cost and projected benefit obligation were:

	2000	1999
Expected long-term rate of return on assets	9.0%	9.0%
Discount rate	5.0%	5.0%
Salary increase rate	-	5.0%
Average remaining service	-	20 years

The following table sets forth the plan's funded status as calculated at September 30, 2000, and 1999 and amounts recognized in the Company's consolidated balance sheets at December 31, 2000 and 1999 (in thousands):

	2000	1999
Change in benefit obligation		
Benefit obligation at beginning of year	$ 3,953	$ 4,120
Service cost	-	544
Interest cost	198	325
Actuarial (gain) loss	195	(568)
Benefits paid	-	(468)
Terminate plan	(4,346)	-
Benefit obligation at end of year	-	3,953
Change in plan assets		
Fair value of plan assets at beginnning of year	3,953	3,109
Actual return on plan assets	393	524
Employer contribution	-	788
Benefits paid	-	(468)
Terminate plan - distribution	(4,346)	-
Fair value of plan assets at end of year	-	3,953
Funded status	-	-
Unrecognized net obligation at transition	-	6
Unrecognized actuarial (gain)	-	(1,447)
Unrecognized prior service cost	-	257
Accrued pension liability (included in other liabilities)	$ -	$ (1,184)

Net periodic pension cost (benefit) for 2000 and 1999 included the following components (in thousands):

	2000	1999
Service cost	$ -	$ 544
Interest cost	198	326
Expected return on assets	(356)	(329)
Net amortization and deferral	(929)	13
Net periodic pension cost (benefit)	$ (1,087)	$ 554

The Company has a 401(k) Plan that allows employees to save for retirement on a pre-tax basis. The 401(k) Plan provides for matching contributions by the Company up to 3% of each employee's contributions. The Company also has an Employee Stock Ownership Plan ("ESOP"). The Company makes discretionary profit sharing contributions into the 401(k) Plan, ESOP and in cash. Company discretionary contributions to both the 401(k) Plan and the ESOP are allocated to participant accounts in proportion to each participant's compensation and vest over a seven year time interval. Employee contributions to the ESOP are not allowed and the 401(k) does not provide for investment in the Company's stock. Company discretionary profit sharing payments made in 2001, 2000, and 1999 are as follows:

	2001	2000	1999
401(k) Plan	$ 299,934	$ 619,145	$ 324,561
ESOP	677,465	378,410	227,941
Cash	224,279	242,635	288,793
	$ 1,201,678	$ 1,240,190	$ 841,294

The Company has an obligation to certain members of the subsidiary banks' Boards of Directors under deferred compensation plans in the amount of $969,000, and $974,000 at December 31, 2001 and 2000, respectively. A portion of the benefits will be funded by life insurance.

The Company has a stock option plan (the "Plan") adopted in 1993 that authorizes the reservation of up to 400,000 shares of common stock and provides for the granting of incentive options to certain employees. Under the Plan, the option price cannot be less than the fair market value of the stock on the date granted. An option's maximum term is ten years from the date of grant. Options granted under the Plan may be subject to a graded vesting schedule. A summary of changes for the Plan for the years 2001, 2000 and 1999 follows:

	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Year end December 31,	2001		2000		1999	
Options outstanding, January 1	148,380	$ 16.63	153,232	$ 17.20	146,132	$ 17.25
Granted	13,350	12.81	26,040	13.07	7,500	16.00
Forfeited	(5,215)	19.83	(25,852)	18.41	-	-
Exercised	-	-	(5,040)	6.53	(400)	12.50
Options outstanding, December 31	156,515	$ 16.20	148,380	$ 16.63	153,232	$ 17.20
Weighted average fair value per option of options granted during year		$ 4.55		$ 4.98		$ 5.71

A summary of options outstanding at December 31, 2001 follows:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE		
RANGE OF EXERCISE PRICE	NUMBER OUTSTANDING	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER EXERCISABLE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE	WEIGHTED AVERAGE EXERCISE PRICE
$ 11.00	20,000	3.1 yrs	$ 11.00	20,000	3.1 yrs	$ 11.00
12.50	16,200	4.5	12.50	14,760	4.5	12.50
12.81	13,350	9.1	12.81	-	9.1	12.81
12.88 - 13.38	25,825	8.1	13.07	5,165	8.1	13.07
16.00	7,000	7.1	16.00	2,800	7.1	16.00
20.13	74,140	6.1	20.13	44,484	6.1	20.13
$11.00 - 20.13	156,515	6.2	$ 16.20	87,209	5.3	$ 16.19

The Company applies Accounting Principles Board Opinion No. 25 and related interpretations in accounting for its stock option plan. Accordingly, no compensation cost has been recognized for the Company's stock options. Proforma adjustment of compensation cost for the stock-based compensation plans are determined based on the grant date fair values of awards (the method described in SFAS No. 123, "Accounting for Stock-Based Compensation"). For the purpose of computing the proforma amount, the fair value of each option on the date of grant is estimated using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 2001, 2000 and 1999, respectively: dividend yields of 2.47%, 2.25% and 2.24%; expected volatility of 30.81%, 26.44% and 25.45%; a risk free interest rate of 5.07%, 6.73% and 6.50%; and an expected option life of 10 years. For 2001, 2000 and 1999, proforma net income was $11,560,000, $7,500,000 and $6,183,000 respectively; proforma basic and diluted earnings per share were $1.54 and $1.53; $1.00 and $1.00 and $0.83 and $0.82, respectively.

10 FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments include commitments to extend credit and standby letters of credit. These instruments involve elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The contractual amounts of these instruments reflect the extent of the Company's involvement in particular classes of financial instruments.

The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit written is represented by the contractual amount of these instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. Unless noted otherwise, the Company does not require collateral or other security to support financial instruments with credit risk.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments may expire without being completely drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer's creditworthiness on a case-by-case basis. At December 31, 2001 and 2000, the Company had outstanding loan commitments approximating $163,800,000 and $91,325,000, respectively.

Standby letters of credit written are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. The amount of standby letters of credit whose contract amounts represent credit risk totaled approximately $12,984,000 and $8,851,000 at December 31, 2001 and 2000, respectively.

11 RELATED PARTY TRANSACTIONS

The Company has entered into transactions with its directors, principal officers and affiliated companies in which they are principal stockholders. Such transactions were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the same time for comparable transactions with other customers, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features. The aggregate amount of loans to such related parties totaled $19,996,000 and $9,168,000 as of December 31, 2001 and 2000, respectively. During 2001 new advances to such related parties amounted to $22,808,000 and repayments amounted to $11,980,000.

12 EARNINGS PER SHARE

The following is a reconciliation of the denominators of the basic and diluted EPS computations for December 31, 2001, 2000 and 1999:

	INCOME (NUMERATOR)	WEIGHTED AVERAGE SHARES (DENOMINATOR)	PER SHARE AMOUNT
	(dollars and shares information in thousands)		
For the Year Ended December 31, 2001			
Basic EPS	$ 11,679	7,524	$ 1.55
Effect of dilutive stock options	-	18	-
Diluted EPS	$ 11,679	7,542	$ 1.55
For the Year Ended December 31, 2000			
Basic EPS	$ 7,600	7,508	$ 1.01
Effect of dilutive stock options	-	5	-
Diluted EPS	$ 7,600	7,513	$ 1.01
For the Year Ended December 31, 1999			
Basic EPS	$ 6,274	7,474	$ 0.84
Effect of dilutive stock options	-	24	-
Diluted EPS	$ 6,274	7,498	$ 0.84

In 2001, 2000 and 1999, stock options representing 74,140, 204,764 and 98,940 average shares, respectively were not included in the calculation of earnings per share as their effect would have been antidilutive.

13 COMMITMENTS AND LIABILITIES

Various legal claims arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Corporation's consolidated financial statements.

The Company must maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in the years ended December 31, 2001 and 2000, the aggregate amount of daily average required reserves was approximately $1,095,000 and $1,067,000.

The Company has approximately $660,000 in deposits in financial institutions in excess of amounts insured by the Federal Deposit Insurance Corporation (FDIC) at December 31, 2001.

14 REGULATORY MATTERS

The Corporation and its subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's and Banks' financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Banks to maintain minimum amounts and ratios of total and Tier I capital (as defined) to risk-weighted assets (as defined) and of Tier 1 capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001 and 2000, that the Company and Banks meet all capital adequacy requirements to which they are subject.

The most recent notification from the Federal Reserve Bank as of December 31, 2001, categorized the Banks as well capitalized under the regulatory framework for prompt corrective action (PCA). To be categorized as adequately capitalized, an institution must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Banks' category.

The Company's and principal banking subsidiaries' actual capital amounts and ratios are also presented in the table.

	ACTUAL		REQUIRED FOR CAPITAL ADEQUACY PURPOSES		REQUIRED IN ORDER TO BE WELL CAPITALIZED UNDER PCA	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
As of December 31, 2001						
Total capital to risk weighted assets						
Consolidated	$ 87,329	12.16%	$ 57,453	8.00%	NA	NA
Union Bank & Trust	56,817	11.14%	40,802	8.00%	$ 51,003	10.00%
Northern Neck State Bank	20,027	11.63%	13,776	8.00%	17,220	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	79,993	11.14%	28,723	4.00%	NA	NA
Union Bank & Trust	51,384	10.08%	20,390	4.00%	30,586	6.00%
Northern Neck State Bank	18,394	10.69%	6,883	4.00%	10,324	6.00%
Tier 1 capital to average assets						
Consolidated	79,993	8.35%	38,320	4.00%	NA	NA
Union Bank & Trust	51,384	7.81%	26,317	4.00%	32,896	5.00%
Northern Neck State Bank	18,394	7.41%	9,929	4.00%	12,412	5.00%
As of December 31, 2000						
Total capital to risk weighted assets						
Consolidated	$ 79,730	11.82%	$ 53,975	8.00%	NA	NA
Union Bank & Trust	54,382	11.39%	38,184	8.00%	$ 47,730	10.00%
Northern Neck State Bank	19,588	11.66%	13,440	8.00%	16,800	10.00%
Tier 1 capital to risk weighted assets						
Consolidated	72,341	10.72%	26,987	4.00%	NA	NA
Union Bank & Trust	48,728	10.21%	19,092	4.00%	28,638	6.00%
Northern Neck State Bank	18,070	10.76%	6,720	4.00%	10,080	6.00%
Tier 1 capital to average assets						
Consolidated	72,341	8.46%	34,200	4.00%	NA	NA
Union Bank & Trust	48,728	8.24%	23,654	4.00%	29,568	5.00%
Northern Neck State Bank	18,070	7.89%	9,161	4.00%	11,451	5.00%

15 FAIR VALUE OF FINANCIAL INSTRUMENTS AND INTEREST RATE RISK

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based on quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instruments. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

CASH AND CASH EQUIVALENTS

For those short-term instruments, the carrying amount is a reasonable estimate of fair value.

INVESTMENT SECURITIES AND SECURITIES AVAILABLE FOR SALE

For investment securities and securities available for sale, fair value is determined by quoted market price. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

LOANS HELD FOR SALE

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

LOANS

The fair value of performing loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities. Fair value for significant nonperforming loans is based on recent external appraisals. If appraisals are not available, estimated cash flows are discounted using a rate commensurate with the risk associated with the estimated cash flows.

DEPOSITS

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated by discounting the future cash flows using the rates currently offered for deposits of similar remaining maturities.

BORROWINGS

The carrying value of short-term borrowings is a reasonable estimates of fair value. The fair value of long-term borrowings is estimated based on interest rates currently available for debt with similar terms and remaining maturities.

ACCRUED INTEREST

The carrying amounts of accrued interest approximate fair value.

COMMITMENTS TO EXTEND CREDIT AND STANDBY LETTERS OF CREDIT

The fair value of commitments is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates. The fair value of letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2001 and 2000, the carrying amount approximated fair value of loan commitments and standby letters of credit.

The carrying amounts and estimated fair values of the Company's financial instruments as of December 31, 2001 and 2000 are as follows (in thousands):

	2001		2000	
	CARRYING AMOUNT	FAIR VALUE	CARRYING AMOUNT	FAIR VALUE
Financial assets:				
Cash and cash equivalents	$ 38,915	$ 38,915	$ 22,869	$ 22,869
Investment securities	-	-	5,465	5,528
Securities available for sale	257,062	257,062	210,312	210,312
Loans held for sale	43,485	43,485	16,472	16,472
Net loans	592,828	617,144	573,401	572,265
Accrued interest receivable	6,979	6,979	6,314	6,314
Financial liabilities:				
Deposits	784,084	753,499	692,472	695,009
Borrowings	103,814	106,801	105,137	105,515
Accrued interest payable	1,794	1,794	2,237	2,237

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

16 PARENT COMPANY FINANCIAL INFORMATION

The primary source of funds for the dividends paid by Union Bankshares Corporation (the "Parent Company") is dividends received from its subsidiary banks. The payment of such dividends by the subsidiary banks and the ability of the banks to loan or advance funds to the Parent Company are subject to certain statutory limitations which contemplate that the current year earnings and earnings retained for the two preceding years may be paid to the Parent Company without regulatory approval. As of December 31, 2001, the aggregate amount of unrestricted funds which could be transferred from the Company's subsidiaries to the Parent Company, without prior regulatory approval, totaled $14,116,000 or 15.9% of the consolidated net assets.

Financial information for the Parent Company follows:

UNION BANKSHARES CORPORATION ("PARENT COMPANY ONLY")
BALANCE SHEETS
DECEMBER 31, 2001 AND 2000
(dollars in thousands)

	2001	2000
Assets:		
Cash	$ 1,938	$ 1,050
Securities available for sale	320	235
Premises and equipment, net	2,988	3,342
Other assets	1,126	1,729
Investment in subsidiaries	86,025	77,287
Total assets	$ 92,397	$ 83,643
Liabilities and Stockholders' Equity:		
Long-term debt	$ 2,856	$ 4,998
Other liabilities	562	293
Total liabilities	3,418	5,291
Common stock	15,052	15,033
Surplus	446	403
Retained earnings	71,419	63,201
Accumulated other comprehensive income (loss)	2,062	(285)
Total stockholders' equity	88,979	78,352
Total liabilities and stockholders' equity	$ 92,397	$ 83,643

CONDENSED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31, 2001, 2000 and 1999
(dollars in thousands)

	2001	2000	1999
Income:			
Interest income	$ 7	$ 7	$ 9
Dividends received from subsidiaries	5,739	2,827	5,488
Management fee received from subsidiaries	6,619	6,067	-
Equity in undistributed net income of subsidiaries	6,154	5,560	2,402
Other income	105	31	626
Total income	18,624	14,492	8,525
Expense:			
Interest expense	247	412	305
Operating expenses	6,698	6,480	1,946
Total expense	6,945	6,892	2,251
Net income	$ 11,679	$ 7,600	$ 6,274

CONDENSED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2001, 2000 and 1999
(dollars in thousands)

	2001	2000	1999
Operating activities:			
Net income	$ 11,679	$ 7,600	$ 6,274
Adjustments to reconcile net income to net cash provided by operating activities:			
Equity in undistributed net income of subsidiaries	(6,154)	(5,560)	(2,402)
Decrease in other assets	603	1,433	913
Other, net	970	765	(1,038)
Net cash provided by operating activities	7,098	4,238	3,747
Investing activities:			
Purchase of securities	(162)	(61)	(89)
Proceeds from sales of securities	87	138	38
Purchase of equipment	(338)	(166)	(691)
Increase in investment in subsidiary	-	-	(4,000)
Decrease in investment in subsidiary	-	-	83
Net cash used in investing activities	(413)	(89)	(4,659)
Financing activities:			
Net increase in borrowings	-	3,498	4,000
Repayment of long-term borrowings	(2,142)	(3,865)	(255)
Cash dividends paid	(3,461)	(3,002)	(2,994)
Issuance of common stock under plans	403	379	341
Repurchase of common stock under plans	(597)	(330)	(1,915)
Net cash used in financing activities	(5,797)	(3,320)	(823)
Increase (decrease) in cash and cash equivalents	888	829	(1,735)
Cash and cash equivalents at beginning of year	1,050	221	1,956
Cash and cash equivalents at end of year	$ 1,938	$ 1,050	$ 221

17 SEGMENT REPORTING

Union Bankshares Corporation has two reportable segments: traditional full service community banks and a mortgage loan origination business. The community bank business includes four banks which provide loan, deposit, investment and trust services to retail and commercial customers throughout their locations in Virginia. The mortgage segment provides a variety of mortgage loan products principally in Virginia and Maryland. These loans are originated and sold primarily in the secondary market through purchase commitments from investors which subject the company to only de minimis risk.

Profit and loss is measured by net income after taxes including realized gains and losses on the Company's investment portfolio. The accounting policies of the reportable segments are the same as those described in the summary of significant accounting policies. Intersegment transactions are recorded at cost and eliminated as part of the consolidation process.

Both of the Company's reportable segments are service based. The mortgage business is a fee based business while the banks are driven principally by net interest income. The banks provide a distribution and referral network through their customers for the mortgage loan origination business. The mortgage segment offers a more specialized and limited network for the banks, due largely to the minimal degree of overlapping geographic markets.

The community bank segment provides the mortgage segment with the short term funds needed to originate mortgage loans through a warehouse line of credit and charges the mortgage banking segment interest at the 3 month libor rate. These transactions are eliminated in the consolidation process. A management fee for back office support services is charged to all subsidiaries and eliminated in the consolidation totals.

Information about reportable segments and reconciliation of such information to the consolidated financial statements for the years ended December 31, 2001 and 2000 follows:

2001

(dollars in thousands)	COMMUNITY BANKS	MORTGAGE	ELIMINATION	CONSOLIDATED TOTALS
Net interest income	$ 32,416	$ 677	$ -	$ 33,093
Provision for loan losses	2,126	-	-	2,126
Net interest income after provision for loan losses	30,290	677	-	30,967
Noninterest income	7,403	8,859	(170)	16,092
Noninterest expenses	24,882	7,735	(170)	32,447
Income before income taxes	12,811	1,801	-	14,612
Income tax expense	2,321	612	-	2,933
Net income	$ 10,490	$ 1,189	$ -	$ 11,679
Total assets	$984,247	$45,656	$ (46,806)	$983,097
Capitalized expenditures	$ 1,561	$ 73	-	$ 1,634

2000

(dollars in thousands)	COMMUNITY BANKS	MORTGAGE	ELIMINATION	CONSOLIDATED TOTALS
Net interest income	$ 31,196	$ 141	$ -	$ 31,337
Provision for loan losses	2,101	-	-	2,101
Net interest income after provision for loan losses	29,095	141		29,236
Noninterest income	6,656	5,516	(161)	12,011
Noninterest expenses	24,460	8,125	(161)	32,424
Income (loss) before income taxes	11,291	(2,468)	-	8,823
Income tax expense (benefit)	2,072	(849)	-	1,223
Net income (loss)	$ 9,219	$ (1,619)	$ -	$ 7,600
Total assets	$ 885,009	$ 17,584	$ (20,632)	$ 881,961
Capitalized expenditures	$ 1,342	$ 101	-	$ 1,443

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS

Union Bankshares Corporation
P.O. Box 446
212 North Main Street
Bowling Green, Virginia 22427-0446
Phone:(804) 633-5031
Fax: (804) 633-1800
Website: www.ubsh.com

ANNUAL MEETING

The Annual Meeting of Stockholders will be held at 6:00 p.m. on Tuesday, April 16, 2002, at the Richmond County Elementary School, Warsaw, Virginia. All shareholders are cordially invited to attend.

COMMON STOCK

Union Bankshares' Common Stock is quoted on the NASDAQ National Market where our symbol is UBSH. (CUSIP # 905399101)

Union Bankshares is also listed in some newspapers under the NASDAQ National Market heading "UnBkCp" or "UnionBS".

COMMON STOCK PRICES AND DIVIDENDS

Union Bankshares Corporation began trading its stock via NASDAQ in October 1993. Dividends are typically paid semi-annually on June 1st and December 1st of each year.

There were 7,525,912, shares of stock outstanding on December 31, 2001, held by 2,264 shareholders of record. The most recent trades at February 14, 2002 were $20.62 per share which compares to a year earlier trading price of $12.25.

The following schedule summarizes the high and low sales prices and dividends declared for the two years ended December 31, 2001.

	MARKET VALUES				DIVIDENDS DECLARED	
	2001		2000		2001	2000
	HIGH	LOW	HIGH	LOW		
First Quarter	$ 19.50	$ 10.19	$ 14.75	$ 8.75	$ -	$ -
Second Quarter	16.88	11.50	12.37	10.25	0.22	0.20
Third Quarter	17.40	14.19	11.62	8.62	-	-
Fourth Quarter	17.20	15.05	10.75	9.00	0.24	0.20
					$ 0.46	$ 0.40

DIVIDEND REINVESTMENT PLAN

Union Bankshares' Dividend Reinvestment Plan provides each registered shareholder with an economical and convenient method of investing cash dividends in additional shares of the Company's common stock without fees and at a 5% discount from the prevailing market price. For a prospectus on the Dividend Reinvestment Plan, contact our Transfer Agent at the address indicated below.

INVESTOR RELATIONS

Union Bankshares' Annual Report, Form 10-K, and other corporate publications are available to shareholders on request, without charge, by writing:

D. Anthony Peay
Senior Vice President and Chief Financial Officer
Union Bankshares Corporation
P.O. Box 446
Bowling Green, Virginia 22427-0446
(804) 632-2112
e-mail: tpeay@ubsh.com

INDEPENDENT AUDITORS

Yount, Hyde & Barbour, P.C.
50 South Cameron Street
Winchester, VA 22601

TRANSFER AGENT

Shareholders requiring information on stock transfer requirements, lost certificates, dividends and other shareholder matters should contact our transfer agent:

Registrar and Transfer Company
10 Commerce Drive
Cranford, NJ 07016-3572
(800) 368-5948
e-mail: info@rtco.com
web site: www.rtco.com

UNION BANKSHARES CORPORATION

P.O. Box 446

212 North Main Street

Bowling Green, Virginia 22427-0446

Phone: (804) 633-5031

www.ubsh.com